As filed with the Securities and Exchange Commission on May 19, 2005 Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
Under
The Securities Act of 1933

VECTOR GROUP LTD.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	65-0949535 (I.R.S. Employer Identification Number)

100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard J. Lampen
Executive Vice President
Vector Group Ltd.
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark J. Mihanovic, Esq.
McDermott Will & Emery LLP
2049 Century Park East, 34th Floor
Los Angeles, California 90067
(310) 277-4110

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.☐

CALCULATION OF REGISTRATION FEE

Title of Each Class			Proposed
of Securities to	Amount to be		Maximum Offering Price				Amount of
be Registered	Registered		Per Security		Aggregate Offering Price		Registration Fee
$30,000,000 5% Variable Interest Senior Convertible Notes due November 15, 2011	$30,000,000	(1)	100	% (2)	$30,000,000	(1)	$3,531
Common Stock, $.10 par value	1,546,392	(3)	—		—		—	(4)

(1)	Represents the aggregate principal amount of the notes issued by the Registrant.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and exclusive of accrued interest and distributions, if any.
(3)	Represents 1,546,392 shares of common stock issuable upon conversion of the notes at the conversion price of $19.40 per share of common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(4)	Pursuant to Rule 457(i), no additional filing fee is payable with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated May 19, 2005

$30,000,000

[VECTOR LOGO]

VECTOR GROUP LTD.

The information in this prospectus is not complete and may be changed. The holders may not sell these securities until the registration statement relating to these securities that has been filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

5% Variable Interest Senior Convertible Notes due November 15, 2011
and the common stock issuable upon conversion of the notes

     This prospectus relates to the resale of up to 1,546,392 of our shares of common stock by certain selling securityholders. The shares that may be resold pursuant to this prospectus include 1,546,392 shares of common stock issuable upon conversion of $30,000,000 aggregate principal amount of our convertible notes (the “notes”).

     We issued the notes offered by this prospectus in a private placement in April 2005. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

     The notes are convertible by securityholders prior to maturity (unless previously redeemed or repurchased pursuant to their terms) into common stock at a conversion rate of 51.5464 shares per each $1,000 principal amount of notes, subject to adjustment if certain events occur. This is equivalent to an initial conversion price of $19.40 per share. We will pay interest on the notes on each February 15, May 15, August 15, and November 15 of each year the notes are outstanding, beginning on May 15, 2005. The notes accrue interest at a rate of 5% per year, with an additional amount of interest payable on the notes on each interest payment date based on the amount of cash dividends actually paid by us per share on our common stock during the prior three-month period ending on the record date for such interest payment multiplied by the number of shares of our common stock into which the notes are convertible on such record date (together, the “Total Interest”). Notwithstanding the foregoing, however, during the period prior to and including November 15, 2006, the interest payable on each interest payment date shall be the higher of (i) the Total Interest and (ii) 6 3/4% per year.

     The notes will mature on November 15, 2011, unless earlier converted, redeemed or repurchased. We must redeem 12.5% of the total aggregate principal amount of the notes outstanding on November 15, 2009. In addition to such redemption amount, we will also redeem on November 15, 2009 and on each interest accrual period thereafter an additional amount, if any, of the notes necessary to prevent the notes from being treated as an “Applicable High Yield Discount Obligation” under the Internal Revenue Code. The holders of the notes will have the option on November 15, 2009 to require us to repurchase some or all of their remaining notes. The redemption price for such redemptions will equal 100% of the principal amount of the notes plus accrued and unpaid interest thereafter, if any. The notes are our senior unsecured obligations and rank on a parity in right of payment with all of our existing and future senior unsecured indebtedness to the extent described herein. The notes will effectively rank junior to any future secured indebtedness we may incur and junior to liabilities of our subsidiaries.

     In the event of a fundamental change, as described in this prospectus, the holders of the notes may require us to repurchase any notes held by them. In addition to the repurchase price, we will pay the “make-whole premium” described in this prospectus to holders of notes who require us to repurchase their notes in connection with such repurchase event.

     Our common stock is traded on the New York Stock Exchange under the symbol “VGR”. On ____________, 2005, the closing price of our common stock on the New York Stock Exchange was $_______ per share.

     The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 12.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated _________ __, 2005

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You can inspect and copy all of this information at the Public Reference Room maintained by the SEC at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC. The address of this web site is: http://www.sec.gov.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the notes and common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. Statements contained in or incorporated by reference into this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to a copy of each contract or document filed as an exhibit to the registration statement or incorporated by reference into this prospectus for complete information. Copies of the registration statement, including exhibits and information incorporated by reference into this prospectus, may be inspected without charge at the SEC’s public reference facility or website.

INCORPORATION BY REFERENCE

     The SEC allows us to incorporate by reference into this prospectus information we have filed with the SEC. This means that we can disclose important information by referring you to those documents containing the other information. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 25, 2004, as amended on March 31, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 10, 2005; and

•	Our Current Reports on Form 8-K, filed with the SEC on April 1, 2005, April 14, 2005, and May 10, 2005.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other document subsequently filed which is also incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified, to constitute a part of this prospectus.

     You can obtain any of the documents incorporated by reference through us or the SEC. Documents incorporated by reference are available from us without charge. You may obtain documents incorporated by reference in this prospectus by sending a request in writing to the following address or by telephone:

Vector Group Ltd.
Attention: Investor Relations
100 S.E. Second Street, 32nd Floor
Miami, Florida 33131
(305) 579-8000

     You should rely only on the information provided or incorporated by reference in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

PROSPECTUS SUMMARY

     This summary highlights some information from this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements incorporated by reference into this prospectus. As used in this prospectus, the terms “Vector”, “we”, “our” and “us” and similar terms refer to Vector Group Ltd. and all of our consolidated subsidiaries, including VGR Holding Inc., Liggett Group Inc., Vector Tobacco Inc., Liggett Vector Brands Inc. and New Valley Corporation, except with respect to the section entitled “Description of Notes” and where it is clear that these terms mean only Vector Group Ltd.

Vector Group

We are a holding company for a number of businesses. We are engaged principally in:

•	the manufacture and sale of cigarettes in the United States through our subsidiary Liggett Group Inc., and

•	the development and marketing of the low nicotine and nicotine-free QUEST cigarette products and the development of reduced risk cigarette products through our subsidiary Vector Tobacco Inc.

     Our majority-owned subsidiary, New Valley Corporation, is currently engaged in the real estate business and is seeking to acquire additional operating companies and real estate properties. New Valley owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.

     We are controlled by Bennett S. LeBow, our Chairman and the Chairman of New Valley, who beneficially owns approximately 33.8% of our common stock.

     Liggett

     Liggett is the successor to the Liggett & Myers Tobacco Company, which was founded in 1873. Liggett, which is currently the fifth largest manufacturer of cigarettes in the United States in terms of unit sales, shipped approximately 9 billion cigarettes during 2004. Liggett believes, based on published industry sources, that this accounted for 2.3% of the total cigarettes shipped in the United States during 2004.

     Liggett’s cigarettes are produced in approximately 220 combinations of length, style and packaging. Liggett’s current brand portfolio includes:

•	LIGGETT SELECT — the second largest brand in the deep discount category,

•	EVE — a leading brand of 120 millimeter cigarettes in the branded discount category,

•	JADE — a free-standing deep discount menthol brand,

•	PYRAMID — the industry’s first deep discount product with a brand identity, and

•	USA and various control and private label brands.

     Liggett has a history of introducing innovative products to improve its competitive position in the discount cigarette segment, which Liggett’s management believes has been the primary growth segment for the industry for over a decade. In 1980, Liggett was the first major domestic cigarette manufacturer to successfully introduce discount cigarettes as an alternative to premium priced cigarettes. In 1989, Liggett established a new price point within the discount market segment by introducing PYRAMID, a branded discount product which, at that time, sold for less than most other discount cigarettes. In 1999, Liggett introduced LIGGETT SELECT, one of the fastest growing brands in the deep discount category. LIGGETT SELECT is now the largest seller in Liggett’s family of brands, comprising 55.8% of Liggett’s unit volume in 2004, 50.9% in 2003 and 42.1% in 2002. These product introductions allowed Liggett to increase its market share through greater penetration of the discount segment. Liggett believes, based on published industry sources, that Liggett’s discount cigarette shipments represented 7.4% of this market segment for 2004.

     In April 2002, we acquired the stock of The Medallion Company, Inc. for a total purchase price of $110 million. Medallion, a discount cigarette manufacturer, is a participating manufacturer under the Master Settlement Agreement (described below). Medallion has no payment obligations under the Master Settlement Agreement unless its market share exceeds approximately 0.28% of total cigarettes sold in the United States (which amounted to approximately 1.1 billion units in 2004). Following the purchase of the Medallion stock, Vector Tobacco merged into Medallion and Medallion changed its name to Vector Tobacco Inc. For purposes of this prospectus, references to the Liggett segment encompass the manufacture and sale of conventional cigarettes and include the former operations of Medallion (which operations are held for legal purposes as part of Vector Tobacco).

     Liggett has also taken a unique approach to the litigation proceedings against U.S. cigarette manufacturers concerning the harmful effects of cigarette consumption. Beginning in 1996, Liggett settled, independently of its four major competitors, the tobacco litigation brought by various state attorneys general against it and the other major cigarette manufacturers.

     Liggett believes that it has gained a sustainable cost advantage over its competitors through these settlement initiatives. Under the Master Settlement Agreement reached in November 1998 with 46 state attorneys general, the three largest cigarette manufacturers must make settlement payments to the 46 states based on how many cigarettes are sold annually. Liggett, however, is not required to make any payments unless its market share exceeds approximately 1.65% of the U.S. cigarette market. Additionally, Vector Tobacco, the legal successor by merger to Medallion, likewise has no payment obligation unless its market share exceeds approximately 0.28% of the U.S. cigarette market.

     Vector Tobacco

     Vector Tobacco is engaged in the development and marketing of the low nicotine and nicotine-free QUEST cigarette products and the development of reduced risk cigarette products.

     QUEST. In January 2003, Vector Tobacco introduced QUEST, its brand of low nicotine and nicotine-free cigarette products. The product is currently available in eight states, and sales of cigarettes in those eight states account for approximately 30% of all cigarette sales in the United States. QUEST is designed for adult smokers who are interested in reducing their levels of nicotine intake and is available in both menthol and nonmenthol styles. Each style offers three different packagings, with decreasing amounts of nicotine – QUEST 1, 2 and 3. QUEST 1, the low nicotine variety, contains 0.6 milligrams of nicotine. QUEST 2, the extra-low nicotine variety, contains 0.3 milligrams of nicotine. QUEST 3, the nicotine-free variety, contains only trace levels of nicotine – no more than 0.05 milligrams of nicotine per cigarette. QUEST cigarettes utilize a proprietary process that enables the production of nicotine-free tobacco that tastes and smokes like tobacco in conventional cigarettes. All six QUEST varieties are sold in box style packs and are priced comparably to other premium brands. We continue to support the brand by point-of-purchase awareness campaigns and other store-related promotions.

     The premium segment of the tobacco industry is currently experiencing intense competitive activity, with increased discounting of premium brands at all levels of retail. Given these marketplace conditions, and the results that we have seen to date with QUEST, we determined during the second quarter of 2004 to postpone indefinitely the national launch of QUEST. Vector Tobacco continues to explore potential opportunities to expand the market for the brand on a more limited basis. Any determination as to future expansion of the market presence of the QUEST brand will be based on the ongoing and projected demand for the product, market conditions in the premium segment and the prevailing regulatory environment, including any restrictions on the advertising of the product.

     In October 2003, we announced that Jed E. Rose, Ph.D., Director of Duke University Medical Center’s Nicotine Research Program and co-inventor of the nicotine patch, had conducted a study at Duke University

Medical Center to provide preliminary evaluation of the use of the QUEST technology as a smoking cessation aid. In the preliminary study on QUEST, 33% of QUEST 3 smokers were able to achieve four-week continuous abstinence, a standard threshold for smoking cessation. We believe these results show promise for the QUEST technology as a smoking cessation aid. We have received guidance from the Food and Drug Administration as to the additional clinical research and regulatory filings necessary to market QUEST as a smoking cessation product. We believe that obtaining the Food and Drug Administration’s approval to market QUEST as a smoking cessation product will be an important factor in the long-term commercial success of the QUEST brand. No assurance can be given that such approval can be obtained or as to the timing of any such approval if received.

     OMNI. In November 2001, Vector Tobacco launched nationwide its OMNI brand, which was the first reduced carcinogen cigarette that smokes, tastes and burns like other premium cigarettes. In comparison to comparable styles of the leading U.S. cigarette brand, OMNI cigarettes produced significantly lower levels of many of the recognized carcinogens and toxins that the medical community has identified as major contributors to lung cancer and other diseases in smokers. Acceptance of OMNI was limited, and the product is not currently being distributed. Vector Tobacco was unable to achieve the anticipated breadth of distribution and sales of the OMNI product due in part to the lack of success of its advertising and marketing efforts in differentiating OMNI from other conventional cigarettes with consumers through the “reduced carcinogen” message. Over the next several years, our in-house research program, together with third-party collaborators, plans to conduct appropriate studies relating OMNI’s reduction of carcinogens to reduced risk in smokers and, based on these studies, we will review the marketing and positioning of the OMNI brand in order to formulate a strategy for its long-term success.

     New Valley

     We currently own 55.1% of New Valley (NASDAQ: NVAL), which is engaged in the following businesses:

•	50% ownership of Douglas Elliman Realty, LLC, and

•	New Valley Realty Division

     Douglas Elliman Realty. New Valley owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area through its two subsidiaries, Douglas Elliman, LLC and Prudential Douglas Elliman Real Estate. Together, the two brokerage companies have 54 offices with more than 2,800 real estate brokers in the metropolitan New York area. The companies achieved combined sales of approximately $10.0 billion of real estate for the year ended December 31, 2004. In 2004, Douglas Elliman Realty was ranked as the seventh largest residential brokerage company in the United States based on closed sales volume by the Real Trends broker survey.

     Douglas Elliman, LLC was founded in 1911 and has grown to be one of Manhattan’s leading residential brokers by specializing in the highest end of the sales and rental marketplaces. It has 12 offices in New York City, more than 1,100 real estate brokers and sales volume of approximately $5.9 billion of real estate for the year ended December 31, 2004.

     Prudential Douglas Elliman Real Estate is headquartered in Huntington, New York and is the largest residential brokerage company on Long Island with 42 offices and more than 1,700 real estate agents. During 2004, Prudential Douglas Elliman Real Estate closed approximately 7,975 transactions, representing sales volume of approximately $4.2 billion of real estate. Prudential Douglas Elliman Real Estate serves approximately 250 communities from Manhattan to Montauk.

     New Valley Realty Division. Through its Realty Division, New Valley is engaged in the real estate business and owns a 50% interest in the Sheraton Keauhou Bay Resort & Spa in Kailua-Kona, Hawaii, which reopened in the fourth quarter of 2004 after a major renovation. In February 2005, New Valley sold its two office buildings in Princeton, New Jersey for $71.5 million. New Valley also seeks to acquire additional operating companies and real estate properties.

Strategy

     Our strategy is to maximize shareholder value by increasing the profitability of our subsidiaries in the following ways:

     Liggett

•	Capitalize upon Liggett’s cost advantage in the U.S. cigarette market due to the favorable treatment that it receives under settlement agreements with the state attorney generals and the Master Settlement Agreement,

•	Focus marketing efforts on the discount segment, continue to build volume and margin in core discount brands (LIGGETT SELECT and EVE) and utilize core brand equity to selectively build distribution,

•	Continue product development to provide the best quality products relative to other discount products in the marketplace,

•	Increase efficiency by developing and adopting an organizational structure to maximize profit potential,

•	Expand the portfolio of private and control label partner brands utilizing a pricing strategy that offers long-term list price stability for customers,

•	Bring niche-driven brands to the market in the future, and

•	Pursue strategic acquisitions of smaller tobacco manufacturers.

     Vector Tobacco

•	Take a measured approach to expanding the market presence of the QUEST brand,

•	Continue to pursue the QUEST technology as a smoking cessation aid, and

•	Continue to conduct appropriate studies relating OMNI’s reduction of carcinogens to reduced risk in smokers and review the marketing and positioning of the OMNI brand in order to formulate a strategy for its long-term success.

     New Valley

•	Continue to grow Douglas Elliman operations by utilizing its strong brand name recognition and pursuing strategic and financial opportunities,

•	Continue to leverage our expertise as direct investors by actively pursuing real estate investments in the United States and abroad which we believe will generate above-market returns,

•	Acquire operating companies through mergers, asset purchases, stock acquisitions or other means, and

•	Invest New Valley’s excess funds opportunistically in situations that we believe can maximize shareholder value.

     We were incorporated in the State of Delaware on September 7, 1999. The mailing address of our principal executive offices is 100 S.E. Second Street, Miami, Florida 33131. Our telephone number at that address is (305) 579-8000. Our website address is www.vectorgroupltd.com. Our website and the information contained in our website are not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

     The following is a brief summary of some of the terms of the notes offered for resale in this prospectus. For a more complete description of the terms of the notes, see the “Description of Notes” section in this prospectus.

Issuer	Vector Group Ltd.

Securities Offered	$30,000,000 in principal amount of 5% Variable Interest Senior Convertible Notes due 2011. This prospectus also relates to the offering of shares of our common stock issuable upon conversion of the notes.

Maturity	November 15, 2011

Interest	Annual Rate: 5%, with an additional amount of interest payable on each interest payment date based on the amount of cash dividends per share paid by us on our common stock during the prior three-month period ending on the record date for such interest payment multiplied by the total number of shares of our common stock into which the notes are convertible on such record date (together, the “Total Interest”). Notwithstanding the foregoing, however, during the period prior to and including November 15, 2006, the interest payable on each interest payment date shall be the higher of (i) the Total Interest and (ii) 6.75% per year.

Payment Frequency: Every quarter on February 15, May 15, August 15 and November 15

First Payment: May 15, 2005

Conversion Rights	The notes are convertible, at the holders’ option at any time following the date of issuance until the maturity date, unless previously redeemed or repurchased as described below, into our common stock at an initial conversion price of $19.40 per share of common stock, subject to adjustment for various events. The initial conversion ratio is 51.5464 shares of common stock per $1,000 principal amount of notes.

Mandatory Redemption	We must redeem 12.5% of the total aggregate principal amount of the notes outstanding on November 15, 2009. We will also redeem on November 15, 2009 and on each interest accrual period thereafter an additional amount, if any, of the notes necessary to prevent the notes from being treated as an “Applicable High Yield Discount Obligation” under the Internal Revenue Code. The holders of the notes will have the option on November 15, 2009 to require us to repurchase some or all of their remaining notes. The redemption price for such redemptions will equal 100% of the principal amount of the notes plus accrued and unpaid interest, if any.

Repurchase at Option of the Holders Upon a Fundamental Change	If a fundamental change (as defined in “Description of Notes – Repurchase of Notes at the Option of the Holders Upon a Fundamental Change”) occurs, subject to certain conditions and restrictions, we will be required to repurchase the notes, at the option of the holders thereof, at 100% of their principal amount, plus accrued and unpaid interest, if any, plus, under certain circumstances, the “make-whole premium” described in this prospectus to holders of notes who require us to repurchase their notes in connection with such fundamental change.

Ranking	The notes are our senior unsecured obligations and rank on a parity in right of payment with all of our existing and future senior unsecured indebtedness. The notes will effectively rank junior to any future secured indebtedness we may incur and junior to liabilities of our subsidiaries. As of March 31, 2005, these notes would have been effectively junior to approximately $58.9 million of indebtedness of our subsidiaries.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholders of the notes or the underlying common stock offered by this prospectus.

Events of Default	The following are events of default under the indenture for the notes:

•	we fail to deliver within 30 days the required number of shares of common stock upon conversion,

•	we fail for 30 days to reserve shares of common stock issuable upon conversion,

•	we fail to pay interest or registration default payments when due and that failure continues for 5 days,

•	we fail to pay the principal and any premium on the notes when due,

•	we fail to perform any other covenant in the indenture or the notes and that failure continues for 60 days after notice to us by the trustee or the holders of a least 25% in the aggregate principal amount of the outstanding notes,

•	subject to certain exceptions, we fail to pay when due the principal of any indebtedness for money borrowed by us or any of our subsidiaries in excess of $10.0 million if the indebtedness is not discharged and such failure continues for 30 days or more, or, if such indebtedness has been accelerated and such acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in the aggregate principal amount of the outstanding notes,

•	final unsatisfied judgments not covered by insurance aggregating in excess of $10.0 million, at any one time, are rendered against us or any significant subsidiary and not stayed, bonded or discharged within 60 days, and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries specified in the indenture.

See “Description of Notes – Events of Default and Remedies.”
Registration Rights	This prospectus is part of a registration statement filed pursuant to a registration rights agreement we entered into with the initial purchaser listed therein. If we fail to comply with certain of our obligations under the registration rights agreement, we will pay liquidated damages on the notes. See “Description of the Notes – Registration Rights.”

Trading Market	The notes issued in the initial private placement are eligible for trading in the PORTAL system. However, notes sold using this prospectus will no longer be eligible for trading in the PORTAL system. We do not intend to list the notes on any securities exchange or automated quotation system. Our common stock trades on the New York Stock Exchange under the symbol “VGR”.

Certain United States Federal Income Tax Consequences	We and each holder of the notes agree in the indenture, for United States federal income tax purposes, to treat the notes as “contingent payment debt instruments” and to be bound by our application of the U.S. Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for

United States federal income tax purposes will be 10.74% compounded quarter-annually, which is the rate comparable to the rate at which we would borrow on a non-contingent, non-convertible borrowing with terms and conditions otherwise comparable to the notes. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate (subject to certain adjustments), with the result that a U.S. holder (as defined below under “Certain United States Federal Income Tax Consequences”) may recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, a U.S. holder will recognize ordinary income upon a sale, exchange, conversion, redemption or repurchase of the note at a gain. In computing such gain, the amount realized by a U.S. holder will include, in the case of a conversion, the amount of cash and the fair market value of shares received. However, the proper United States federal income tax treatment of a holder of a note is uncertain in various respects. If the agreed upon treatment was successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should not have recognized ordinary income upon a taxable disposition of its notes. See “Certain United States Federal Income Tax Consequences.”

We intend to take the position that payments of contingent interest to non-U.S. holders will not be exempt from the 30% U.S. withholding tax and, therefore, we intend to withhold on such payments of contingent interest at a rate of 30% unless such holder is eligible for a reduced rate or an exemption under an applicable U.S. income tax treaty or such interest is effectively connected with the holder’s conduct of a U.S. trade or business. Payments of noncontingent interest and cash or common stock delivered upon the conversion, redemption, or retirement of a note will generally not be subject to such withholding if certain conditions are satisfied by the holder, as explained in detail below under “Certain United States Federal Income Tax Consequences.”

HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX TREATMENT OF THE NOTES AND WHETHER A PURCHASE OF THE NOTES IS ADVISABLE IN LIGHT OF THE TAX TREATMENT OF THE NOTES AND THE INVESTOR’S PARTICULAR TAX SITUATION.

Risk Factors	Investment in the notes and the underlying common stock involves a high degree of risk. Therefore, you should carefully consider all information in this prospectus and in particular the matters set forth in the “Risk Factors” section beginning on page 12.

RISK FACTORS

     Before you invest in our securities, you should be aware that we are subject to various risks, including the ones listed below, the occurrence of any of which could materially adversely affect our business, financial condition and results of operations. You should carefully consider these risk factors, as well as the other information included or incorporated by reference in this prospectus, in evaluating an investment in our securities. Although the risks identified below represent those we believe are the most significant risks at the present time, additional risks of which we are currently unaware or that we currently deem immaterial could also materially impair our business operations.

Risks Relating to our Business

We and our subsidiaries have a substantial amount of indebtedness.

     We and our subsidiaries have significant indebtedness and debt service obligations. At March 31, 2005, we and our subsidiaries had total outstanding indebtedness (including embedded derivative liability and beneficial conversion feature related to convertible notes) of $273.6 million. In addition, subject to the terms of any future agreements, we and our subsidiaries will be able to incur additional indebtedness in the future. There is a risk that we will not be able to generate sufficient funds to repay our debt. If we cannot service our fixed charges, it would have a material adverse effect on our business and results of operations.

We are a holding company and depend on cash payments from subsidiaries, which are subject to contractual and other restrictions, in order to service our debt and to pay dividends on our common stock.

     We are a holding company and have no operations of our own. We hold our interests in our various businesses through our wholly-owned subsidiary, VGR Holding Inc. In addition to our own cash resources, our ability to pay interest on our convertible notes and to pay dividends on our common stock depends on the ability of VGR Holding to make cash available to us. VGR Holding’s ability to pay dividends to us depends primarily on the ability of Liggett, its wholly-owned subsidiary, and New Valley, in which we indirectly hold an approximately 55.1% interest, to generate cash and make it available to VGR Holding. Liggett’s revolving credit agreement permits Liggett to pay cash dividends to VGR Holding only if Liggett’s borrowing availability exceeds $5 million for the 30 days prior to payment of the dividend and immediately after giving effect to the dividend, and so long as no event of default has occurred under the agreement, including Liggett’s compliance with the covenants in the credit facility, including an adjusted net worth and working capital requirement.

     As the controlling stockholder of New Valley, we must deal fairly with New Valley, which may limit our ability to enter into transactions with New Valley that result in the receipt of cash from New Valley and to influence New Valley’s dividend policy. In addition, since we indirectly own only approximately 55.1% of the common shares of New Valley, a significant portion of any cash and other assets distributed by New Valley will be received by persons other than us and our subsidiaries.

     Our receipt of cash payments, as dividends or otherwise, from our subsidiaries is an important source of our liquidity and capital resources. If we do not have sufficient cash resources of our own and do not receive payments from our subsidiaries in an amount sufficient to repay our debts and to pay dividends on our common stock, we must obtain additional funds from other sources. There is a risk that we will not be able to obtain additional funds at all or on terms acceptable to us. Our inability to service these obligations and to continue to pay dividends on our common stock would significantly harm us and the value of the notes and our common stock.

Our liquidity could be adversely affected if taxing authorities prevail in their assertion that we incurred a tax obligation in 1998 and 1999 in connection with the Philip Morris brand transaction.

     In connection with the 1998 and 1999 transaction with Philip Morris Incorporated, in which a subsidiary of Liggett contributed three of its premium cigarette brands to Trademarks LLC, a newly-formed limited liability company, we recognized in 1999 a pre-tax gain of $294.1 million in our consolidated financial statements and established a deferred tax liability of $103.1 million relating to the gain. In such transaction, Philip Morris acquired an option to purchase the remaining interest in Trademarks for a 90-day period commencing in December 2008, and we have an option to require Philip Morris to purchase the remaining interest for a 90-day period commencing in March 2010. Upon exercise of the options during either of the 90-day periods commencing in December 2008 or in March 2010, we will be required to pay tax in the amount of the deferred tax liability, which will be offset by the benefit of any deferred tax assets, including any net operating losses, available to us at that time. In connection with an examination of our 1998 and 1999 federal income tax returns, the Internal Revenue Service issued to us in September 2003 a notice of proposed adjustment. The notice asserts that, for tax reporting purposes, the entire gain should have been recognized in 1998 and in 1999 in the additional amounts of $150 million and $129.9 million, respectively, rather than upon the exercise of the options during either of the 90-day periods commencing in December 2008 or in March 2010. If the Internal Revenue Service were to ultimately prevail with the proposed adjustment, it would result in the potential acceleration of tax payments of approximately $123 million, including interest, net of tax benefits, through March 31, 2005. These amounts have been previously recognized in our consolidated financial statements as tax liabilities. In addition, we have filed a protest with the Appeals Division of the Internal Revenue Service. Although no payment is due with respect to these matters during the appeal process, interest is accruing on the disputed amounts.

     There is a risk that the taxing authorities will ultimately prevail in their assertion that we incurred a tax obligation prior to the exercise dates of these options and we will be required to make such tax payments prior to 2009 or 2010. If that were to occur and any necessary financing were not available to us, our liquidity could be materially adversely affected, which in turn would materially adversely affect our ability to meet payment obligations under the notes and the value of our common stock.

Liggett faces intense competition in the domestic tobacco industry.

     Liggett is considerably smaller and has fewer resources than its major competitors and, as a result, has a more limited ability to respond to market developments. Management Science Associates data indicate that the three largest cigarette manufacturers controlled approximately 83.2% of the United States cigarette market during 2004. Philip Morris is the largest and most profitable manufacturer in the market, and its profits are derived principally from its sale of premium cigarettes. Philip Morris had approximately 62.3% of the premium segment and 47.5% of the total domestic market during 2004. During 2004, all of Liggett’s sales were in the discount segment, and its share of the total domestic cigarette market was 2.3%. Philip Morris and RJR Tobacco (which is now part of Reynolds American), the two largest cigarette manufacturers, have historically, because of their dominant market share, been able to determine cigarette prices for the various pricing tiers within the industry. The other cigarette manufacturers historically have brought their prices into line with the levels established by these two major manufacturers.

     In July 2004, RJR Tobacco and Brown & Williamson, the second and third largest cigarette manufacturers, completed the combination of their United States tobacco businesses to create Reynolds American Inc. This transaction will further consolidate the dominance of the domestic cigarette market by Philip Morris and the newly created Reynolds American, who will have a combined market share of approximately 76%. This concentration of United States market share could make it more difficult for Liggett and Vector Tobacco to compete for shelf space in retail outlets and could impact price competition in the market, either of which could have a material adverse affect on their sales volume, operating income and cash flows, which would harm us and the value of the notes and our common stock.

Liggett’s business is highly dependent on the discount cigarette segment.

     Liggett depends more on sales in the discount cigarette segment of the market, relative to the full-price premium segment, than its major competitors. All of Liggett’s unit volume in 2004, and approximately 94.6% of Liggett’s unit sales in 2003, were generated in the discount segment, The discount segment is highly competitive, with consumers having less brand loyalty and placing greater emphasis on price. While the three major manufacturers all compete with Liggett in the discount segment of the market, the strongest competition for market share has recently come from a group of small manufacturers and importers, most of which sell low quality, deep discount cigarettes. While Liggett’s share of the discount market increased to 7.4% in 2004 from 7.3% in 2003 and 6.7% in 2002, Management Science Associates data indicate that the discount market share of these other smaller manufacturers and importers increased to 39% in 2004 from 37.8% in 2003 and 33.5% in 2002 due to their increased competitive discounting. If pricing in the discount market continues to be impacted by these smaller manufacturers and importers, margins in Liggett’s only current market segment could be negatively affected, which in turn could negatively affect the value of the notes and our common stock.

Liggett’s market share is susceptible to decline.

     In years prior to 2000, Liggett suffered a substantial decline in unit sales and associated market share. Liggett’s unit sales and market share increased during each of 2000, 2001 and 2002, and its market share increased in 2003 while its unit sales declined. During 2004, Liggett’s unit sales and market share declined compared to the prior year. This earlier market share erosion resulted in part from Liggett’s highly leveraged capital structure that existed until December 1998 and its limited ability to match other competitors’ wholesale and retail trade programs, obtain retail shelf space for its products and advertise its brands. The decline in recent years also resulted from adverse developments in the tobacco industry, intense competition and changes in consumer preferences. According to Management Science Associates data, Liggett’s overall domestic market share during 2004 was 2.3% compared to 2.4% during 2003 and 2002. Liggett’s share of the premium segment was 0.2% in 2003 and 0.3% in 2002, and its share of the discount segment during 2004 was 7.4%, up from 7.3% in 2003 and 6.7% in 2002. If Liggett’s market share continues to decline, Liggett’s sales volume, operating income and cash flows could be materially adversely affected, which in turn could negatively affect the value of the notes and our common stock.

The domestic cigarette industry has experienced declining unit sales in recent periods.

     Industry-wide shipments of cigarettes in the United States have been generally declining for a number of years, with published industry sources estimating that domestic industry-wide shipments decreased by approximately 1.7% during 2004. According to Management Science Associates data, domestic industry-wide shipments decreased by 4.1% in 2003 compared to 2002. Liggett’s management believes that industry-wide shipments of cigarettes in the United States will generally continue to decline as a result of numerous factors. These factors include health considerations, diminishing social acceptance of smoking, and a wide variety of federal, state and local laws limiting smoking in restaurants, bars and other public places, as well as federal and state excise tax increases and settlement-related expenses which have contributed to high cigarette price levels in recent years. If this decline in industry-wide shipments continues and Liggett is unable to capture market share from its competitors, or if the industry as a whole is unable to offset the decline in unit sales with price increases, Liggett’s sales volume, operating income and cash flows could be materially adversely affected, which in turn could negatively affect the value of the notes and our common stock.

Litigation and regulation will continue to harm the tobacco industry.

     The cigarette industry continues to be challenged on numerous fronts. New cases continue to be commenced against Liggett and other cigarette manufacturers. As of March 31, 2005, there were approximately 340 individual suits, 16 purported class actions and 16 governmental and other third-party payor health care reimbursement actions pending in the United States in which Liggett was a named defendant. A civil lawsuit has been filed by the United States federal government seeking disgorgement of approximately $289 billion from various cigarette manufacturers, including Liggett. A federal appellate court ruled in February 2005 that disgorgement is not an available remedy in the case. In April 2005, the appellate court denied the government’s request that the disgorgement ruling be reconsidered by the full court. The government may appeal to the United States Supreme Court. Trial of the case began in September 2004 and is proceeding. In addition to these cases, in 2000, an action against cigarette manufacturers involving approximately 1,000 named individual plaintiffs was consolidated before a single West Virginia state court. Liggett is a defendant in most of the cases pending in West Virginia. In January 2002, the court severed Liggett from the trial of the consolidated action. Two purported class actions have been certified in state court in Kansas and New Mexico against the cigarette manufacturers for alleged antitrust violations. As new cases are commenced, the costs associated with defending these cases and the risks relating to the inherent unpredictability of litigation continue to increase.

     There are six individual actions where Liggett is the only defendant, with trial in one of these cases currently scheduled for May 2005 and trial in another scheduled for October 2005. In April 2004, in one of these cases, a jury in a Florida state court action awarded compensatory damages of $0.5 million against Liggett. In addition, plaintiff’s counsel was awarded legal fees of $0.8 million. Liggett has appealed the verdict. In February 2005, in another of these cases, a Florida state court jury returned a verdict in favor of Liggett. The plaintiff’s post-trial motion seeking a new trial is pending. In March 2005, in another case in Florida state court in which Liggett is the only defendant, the court granted Liggett’s motion for summary judgment disposing of the case in its entirety. The plaintiff has appealed.

     In May 2003, a Florida intermediate appellate court overturned a $790 million punitive damages award against Liggett and decertified the Engle smoking and health class action. In May 2004, the Florida Supreme Court agreed to review the case. Oral argument was held in November 2004. If the intermediate appellate court’s ruling is not upheld on further appeal, it will have a material adverse effect on us. In November 2000, Liggett filed the $3.45 million bond required under the bonding statute enacted in 2000 by the Florida legislature which limits the size of any bond required, pending appeal, to stay execution of a punitive damages verdict. In May 2001, Liggett reached an agreement with the class in the Engle case, which provided assurance to Liggett that the stay of execution, in effect under the Florida bonding statute, would not be lifted or limited at any point until completion of all appeals, including to the United States Supreme Court. As required by the agreement, Liggett paid $6.27 million into an escrow account to be held for the benefit of the Engle class, and released, along with Liggett’s existing $3.45 million statutory bond, to the court for the benefit of the class upon completion of the appeals process, regardless of the outcome of the appeal. In June 2002, the jury in an individual case brought under the third phase of the Engle case awarded $37.5 million (subsequently reduced by the court to $25.1 million) of compensatory damages against Liggett and two other defendants and found Liggett 50% responsible for the damages. The verdict, which is subject to the outcome of the Engle appeal, has been overturned as a result of the appellate court’s ruling discussed above. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the Engle case. Liggett may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so. We cannot predict the cash requirements related to any future settlements and judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met.

     In recent years, there have been a number of restrictive regulatory actions from various federal administrative bodies, including the United States Environmental Protection Agency and the Food and Drug Administration. There have also been adverse political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, including the commencement and certification of class actions and the commencement of third-party payor actions. These developments generally receive widespread media attention. We are not able to evaluate the effect of these developing matters on pending litigation or the possible commencement of additional litigation, but our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any smoking-related litigation, which in turn could negatively affect the value of our common stock.

Liggett may have additional payment obligations under the Master Settlement Agreement and its other settlement agreements with the states.

     Liggett has recently been notified that all Participating Manufacturers’ payment obligations under the Master Settlement Agreement, dating from the agreement’s execution in late 1998, have been recalculated utilizing net unit amounts, rather than gross unit amounts (which have been utilized since 1999). The change in the method of calculation could, among other things, require additional payments by Liggett under the Master Settlement Agreement of approximately $2 million per year for the period 2001 through 2004, or a total of approximately $8 million, and require Liggett to pay an additional amount of approximately $2 million per year in 2005 and in future periods by lowering Liggett’s market share exemption under the Master Settlement Agreement. Liggett contends that the retroactive change from utilizing gross unit amounts to net unit amounts is impermissible and has objected to the change. Liggett intends to challenge it by way of arbitration or court proceeding if it is ultimately implemented.

     On March 30, 2005, the Independent Auditor under the Master Settlement Agreement calculated $28.7 million in Master Settlement Agreement payments for Liggett’s 2004 sales. On April 15, 2005, Liggett paid $11.7 million of this amount and, in accordance with its rights under the Master Settlement Agreement, disputed the balance of $17 million. Of the disputed amount, Liggett paid $9.3 million into the disputed payments account under the Master Settlement Agreement and withheld from payment $7.7 million.

     By letter dated April 28, 2005, the settling states under the Master Settlement Agreement provided Liggett with a 30-day notice under the Master Settlement Agreement which stated, among other things, that one or more of the settling states may initiate proceedings against Liggett under Sections IX(i) and XI(d) of the Master Settlement Agreement and the June 2003 settlement agreement between Liggett and the settling states. The settling states contend that Liggett had no right under the Master Settlement Agreement or the June 2003 settlement agreement to pay into the disputed payments account any amount claimed as an adjustment for market share loss for non-participating manufacturers for 2003, although they acknowledge that Liggett has the right to dispute such amounts. The settling states sent similar letters to several other Subsequent Participating Manufacturers that paid into the disputed payments account.

     In 2004, the Attorneys General for each of Florida, Mississippi and Texas advised Liggett that they believed that Liggett has failed to make all required payments under the settlement agreements with these three states for the period 1998 through 2003 and that additional payments may be due for 2004 and subsequent years. Liggett believes these allegations are without merit, based, among other things, on the language of the most-favored nations provisions of the settlement agreements. In December 2004, the State of Florida offered to settle all amounts allegedly owed by Liggett for the period through 2003 for the sum of $13.5 million. In November 2004, the State of Mississippi offered to settle all amounts allegedly owed by Liggett for the period through 2003 for the sum of $6.5 million. In March 2005, the State of Florida reaffirmed its December 2004 offer to settle and provided Liggett with a 60 day notice to cure the alleged defaults. In April 2005, the State of Mississippi reaffirmed its November 2004 offer to settle and provided Liggett with a 60 day notice to cure the alleged defaults.

     No amounts have been accrued in our financial statements for any additional amounts that may be payable by Liggett under the Master Settlement Agreement, due to the recalculation of the Participating Manufacturers’ payment obligations, or under the settlement agreements with these three states. There can be no assurance that Liggett will prevail and that Liggett will not be required to make additional material payments under the Master Settlement and the settlement agreements with these three states, which payments could materially adversely affect our consolidated financial position, results of operations or cash flows and the value of our common stock.

Liggett has significant sales to a single customer.

     During 2004, 13.8% of Liggett’s total revenues and 13.4% of our consolidated revenues were generated by sales to Liggett’s largest customer. Liggett’s contract with this customer currently extends through June 30, 2005. If this customer discontinues its relationship with Liggett or experiences financial difficulties, Liggett’s results of operations could be materially adversely affected.

Liggett may be adversely affected by recent legislation to eliminate the federal tobacco quota system.

     In October 2004, federal legislation was enacted which will eliminate the federal tobacco quota system and price support system. Pursuant to the legislation, manufacturers of tobacco products will be assessed $10.1 billion over a ten year period to compensate tobacco growers and quota holders for the elimination of their quota rights. Cigarette manufacturers will initially be responsible for 96.3% of the assessment (subject to adjustment in the future), which will be allocated based on relative unit volume of domestic cigarette shipments. We currently estimate that Liggett’s assessment will be approximately $23 million for the first year of the program which began January 1, 2005. The cost of the legislation to the three largest cigarette manufacturers will likely be less than the cost to smaller manufacturers, including Liggett and Vector Tobacco, because one effect of the legislation is that the three largest manufacturers will no longer be obligated to make certain contractual payments, commonly known as Phase II payments, they agreed in 1999 to make to tobacco-producing states. The ultimate impact of this legislation cannot be determined, but there is a risk that smaller manufacturers, such as Liggett and Vector Tobacco, will be disproportionately affected by the legislation, which could have a material adverse effect on us.

Excise tax increases adversely affect cigarette sales.

     Cigarettes are subject to substantial and increasing federal, state and local excise taxes. The federal excise tax on cigarettes is currently $0.39 per pack. State and local sales and excise taxes vary considerably and, when combined with the current federal excise tax, may currently exceed $4.00 per pack. In 2004, 10 states enacted increases in excise taxes, and two states have enacted increases in 2005. Congress has considered significant increases in the federal excise tax or other payments from tobacco manufacturers, and various states and other jurisdictions have currently under consideration or pending legislation proposing further state excise tax increases. We believe that increases in excise and similar taxes have had an adverse impact on sales of cigarettes. Further substantial federal or state excise tax increases could accelerate the trend away from smoking and could have a material adverse effect on Liggett’s sales and profitability, which in turn could negatively affect the value of our common stock.

Vector Tobacco is subject to risks inherent in new product development initiatives.

     We have made, and plan to continue to make, significant investments in Vector Tobacco’s development projects in the tobacco industry. Vector Tobacco is in the business of developing and marketing the low nicotine and nicotine-free QUEST cigarette products and developing reduced risk cigarette products. These initiatives are subject to high levels of risk, uncertainties and contingencies, including the challenges inherent in new product development. There is a risk that continued investments in Vector Tobacco will harm our results of operations, liquidity or cash flow.

     The substantial risks facing Vector Tobacco include:

     Risks of market acceptance of new products. In November 2001, Vector Tobacco launched nationwide its reduced carcinogen OMNI cigarettes. During 2002, acceptance of OMNI in the marketplace was limited, with revenues of only approximately $5.1 million on sales of 70.7 million units. During 2003, OMNI sales activity was minimal as Vector Tobacco has not been actively marketing the OMNI product, and the product is not currently in distribution. Vector Tobacco was unable to achieve the anticipated breadth of distribution and sales of the OMNI product due, in part, to the lack of success of its advertising and marketing efforts in differentiating OMNI from other conventional cigarettes with consumers through the “reduced carcinogen” message. Over the next several years, our in-house research program, together with third-party collaborators, plans to conduct appropriate studies relating OMNI’s reduction of carcinogens to reduced risk in smokers and, based on these studies, we will review the marketing and positioning of the OMNI brand in order to formulate a strategy for its long-term success. OMNI has not been a commercially successful product to date, and there is a risk that we will be unable to take action to significantly increase the level of OMNI sales in the future.

     Vector Tobacco introduced its low nicotine and nicotine-free QUEST cigarettes in an initial seven-state market in January 2003 and in Arizona in January 2004. During the second quarter of 2004, based on an analysis of the market data obtained since the introduction of the QUEST product, we determined to postpone indefinitely the national launch of QUEST. A national launch of the QUEST brands would require the expenditure of substantial additional sums for advertising and sales promotion, with no assurance of consumer acceptance. Low nicotine and nicotine-free cigarettes may not ultimately be accepted by adult smokers and also may not prove to be commercially successful products. Adult smokers may decide not to purchase cigarettes made with low nicotine and nicotine-free tobaccos due to taste or other preferences, or due to the use of genetically modified tobacco or other product modifications.

     Recoverability of costs of inventory. At December 31, 2004, approximately $1.6 million of our inventory was associated with Vector Tobacco’s QUEST product. We estimate an inventory reserve for excess quantities and obsolete items, taking into account future demand and market conditions. During the second quarter of 2004, we recognized a non-cash charge of $37 million to adjust the carrying value of excess leaf tobacco inventory for the QUEST product, based on estimates of future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

     Third party allegations that Vector Tobacco products are unlawful or bear deceptive or unsubstantiated product claims. Vector Tobacco is engaged in the development and marketing of low nicotine and nicotine-free cigarettes and the development of reduced risk cigarette products. With respect to OMNI, which is not currently being distributed by Vector Tobacco, reductions in carcinogens have not yet been proven to result in a safer cigarette. Like other cigarettes, the OMNI and QUEST products also produce tar, carbon monoxide, other harmful by-products, and, in the case of OMNI, increased levels of nitric oxide and formaldehyde. There are currently no specific governmental standards or parameters for these products and product claims. There is a risk that federal or state regulators may object to Vector Tobacco’s reduced carcinogen and low nicotine and nicotine-free cigarette products as unlawful or allege they bear deceptive or unsubstantiated product claims, and seek the removal of the products from the marketplace, or significant changes to advertising. Various concerns regarding Vector Tobacco’s advertising practices have been expressed to Vector Tobacco by certain state attorneys general. Vector Tobacco has engaged in discussions in an effort to resolve these concerns and Vector Tobacco has recently agreed to suspend all print advertising for its QUEST brand while discussions are pending. If Vector Tobacco is unable to advertise its QUEST brand, it could have a material adverse effect on sales of QUEST. Allegations by federal or state regulators, public health organizations and other tobacco manufacturers that Vector Tobacco’s products are unlawful, or that its public statements or advertising contain misleading or unsubstantiated health claims or product comparisons, may result in litigation or governmental proceedings. Vector Tobacco’s defense against such claims could require it to incur substantial expense and to divert significant efforts of its scientific and marketing personnel. An adverse determination in a judicial proceeding or by a regulatory agency could have a material and adverse impact on Vector Tobacco’s business, operating results and prospects.

     Potential extensive government regulation. Vector Tobacco’s business may become subject to extensive additional domestic and international government regulation. Various proposals have been made for federal, state and international legislation to regulate cigarette manufacturers generally, and reduced constituent cigarettes specifically. It is possible that laws and regulations may be adopted covering matters such as the manufacture, sale, distribution and labeling of tobacco products as well as any health claims associated with reduced carcinogen and low nicotine and nicotine-free cigarette products and the use of genetically modified tobacco. A system of regulation by agencies such as the Food and Drug Administration, the Federal Trade Commission and the United States Department of Agriculture may be established. In addition, a group of public health organizations submitted a petition to the Food and Drug Administration, alleging that the marketing of the OMNI product is subject to regulation by the FDA under existing law. Vector Tobacco has filed a response in opposition to the petition. The FTC has expressed interest in the regulation of tobacco products made by tobacco manufacturers, including Vector Tobacco, which bear reduced carcinogen claims. The outcome of any of the foregoing cannot be predicted, but any of the foregoing could have a material adverse impact on Vector Tobacco’s business, operating results and prospects.

     Necessity of obtaining Food and Drug Administration approval to market QUEST as a smoking cessation product. In October 2003, we announced that Jed E. Rose, Ph.D., Director of Duke University Medical Center’s Nicotine Research Program and co-inventor of the nicotine patch, had conducted a study at Duke University Medical Center to provide preliminary evaluation of the use of the QUEST technology as a smoking cessation aid. We have received guidance from the Food and Drug Administration as to the additional clinical research and regulatory filings necessary to market QUEST as a smoking cessation product. We believe that obtaining the Food and Drug Administration’s approval to market QUEST as a smoking cessation product will be an important factor in the long-term commercial success of the QUEST brand. No assurance can be given that such approval can be obtained or as to the timing of any such approval if received.

     Competition from other cigarette manufacturers with greater resources. Vector Tobacco’s competitors generally have substantially greater resources than Vector Tobacco has, including financial, marketing and personnel resources. Other major tobacco companies have stated that they are working on reduced risk cigarette products and have made publicly available at this time only limited additional information concerning their activities. Philip Morris has announced it is developing products that potentially reduce smokers’ exposure to harmful compounds in cigarette smoke. RJR Tobacco has stated that in 2003 it began a phased expansion into a select number of retail chain outlets of a cigarette product that primarily heats rather than burns tobacco, which it claims reduces the toxicity of its smoke. In 2002, Brown & Williamson Tobacco Corporation announced it was test marketing a new cigarette with reduced levels of many toxins which it may introduce on a national basis. There is a substantial likelihood that other major tobacco companies will continue to introduce new products that are designed to compete directly with Vector Tobacco’s reduced carcinogen and low nicotine and nicotine-free products.

     Potential disputes concerning intellectual property. Vector Tobacco’s ability to commercially exploit its proprietary technology for its reduced carcinogen and low nicotine and nicotine-free products depends in large part on its ability to obtain and defend issued patents, to obtain further patent protection for its existing technology in the United States and other jurisdictions, and to operate without infringing on the patents and proprietary rights of others both in the United States and abroad. Additionally, it must be able to obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur, both in the United States and in foreign countries.

     Intellectual property rights, including Vector Tobacco’s patents (owned or licensed), involve complex legal and factual issues. Any conflicts resulting from third party patent applications and granted patents could significantly limit Vector Tobacco’s ability to obtain meaningful patent protection or to commercialize its technology. If necessary patents currently exist or are issued to other companies that contain competitive or conflicting claims, Vector Tobacco may be required to obtain licenses to use these patents or to develop or obtain alternative technology. Licensing agreements, if required, may not be available on acceptable terms or at all. If licenses are not obtained, Vector Tobacco could be delayed in, or prevented from, pursuing the further development or marketing of its new cigarette products. Any alternative technology, if feasible, could take several years to develop.

     Litigation which could result in substantial cost also may be necessary to enforce any patents to which Vector Tobacco has rights, or to determine the scope, validity and unenforceability of other parties’ proprietary rights which may affect Vector Tobacco’s rights. Vector Tobacco also may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of an invention or in opposition proceedings in foreign counties or jurisdictions, which could result in substantial costs. There is a risk that its licensed patents would be held invalid by a court or administrative body or that an alleged infringer would not be found to be infringing. The mere uncertainty resulting from the institution and continuation of any technology-related litigation or any interference or opposition proceedings could have a material and adverse effect on Vector Tobacco’s business, operating results and prospects.

     Vector Tobacco may also rely on unpatented trade secrets and know-how to maintain its competitive position, which it seeks to protect, in part, by confidentiality agreements with employees, consultants, suppliers and others. There is a risk that these agreements will be breached or terminated, that Vector Tobacco will not have adequate remedies for any breach, or that its trade secrets will otherwise become known or be independently discovered by competitors.

     Dependence on key scientific personnel. Vector Tobacco’s business depends on the continued services of key scientific personnel for its continued development and growth. The loss of Dr. Anthony Albino, Vice President of Public Health, could have a serious negative impact upon Vector Tobacco’s business, operating results and prospects.

     Ability to raise capital and manage growth of business. If Vector Tobacco succeeds in introducing to market and increasing consumer acceptance for its new cigarette products, Vector Tobacco will be required to obtain significant amounts of additional capital and manage substantial volume from its customers. There is a risk that adequate amounts of additional capital will not be available to Vector Tobacco to fund the growth of its business. To accommodate growth and compete effectively, Vector Tobacco will also be required to attract, integrate, motivate and retain additional highly skilled sales, technical and other employees. Vector Tobacco will face competition for these people. Its ability to manage volume also will depend on its ability to scale up its tobacco processing, production and distribution operations. There is a risk that it will not succeed in scaling its processing, production and distribution operations and that its personnel, systems, procedures and controls will not be adequate to support its future operations.

     Potential delays in obtaining tobacco, other raw materials and any technology needed to produce products. Vector Tobacco is dependent on third parties to produce tobacco and other raw materials that Vector Tobacco requires to manufacture its products. In addition, the growing of new tobacco and new seeds is subject to adverse weather conditions. Vector Tobacco may also need to obtain licenses to technology subject to patents or proprietary rights of third parties to produce its products. The failure by such third parties to supply Vector Tobacco with tobacco, other raw materials and technology on commercially reasonable terms, or at all, in the absence of readily available alternative sources, would have a serious negative impact on Vector Tobacco’s business, operating results and prospects. There is also a risk that interruptions in the supply of these materials and technology may occur in the future. Any interruption in their supply could have a serious negative impact on Vector Tobacco.

The actual costs and savings associated with restructurings of our tobacco business may differ materially from amounts we estimate.

     In recent years, we have undertaken a number of initiatives to streamline the cost structure of our tobacco business and improve operating efficiency and long-term earnings. For example, during 2002, the sales, marketing and support functions of our Liggett and Vector Tobacco subsidiaries were combined. Effective year-end 2003, we closed Vector Tobacco’s Timberlake, North Carolina manufacturing facility and moved all production to Liggett’s facility in Mebane, North Carolina. In April 2004, we eliminated a number of positions in our tobacco operations and subleased excess office space. In October 2004, we announced a plan to restructure the operations of Liggett Vector Brands, effective December 15, 2004. We may consider various additional opportunities to further improve efficiencies and reduce costs. These prior and current initiatives have involved material restructuring and impairment charges, and any future actions taken are likely to involve material charges as well. These restructuring charges are based on our best estimate at the time of restructuring. The status of the restructuring activities is reviewed on a quarterly basis and any adjustments to the reserve, which could differ materially from previous estimates, are recorded as an adjustment to operating income. Although we may estimate that substantial cost savings will be associated with these restructuring actions, there is a risk that these actions could have a serious negative impact on our tobacco business and that any estimated increases in profitability cannot be achieved.

New Valley is subject to risks relating to the industries in which it operates.

   Risks of real estate ventures. New Valley has two significant investments, Douglas Elliman Realty, LLC and the Sheraton Keauhou Bay Resort & Spa (which reopened in the fourth quarter 2004), where it holds only a 50% interest. New Valley must seek approval from other parties for important actions regarding these joint ventures. Since these other parties’ interests may differ from those of New Valley, a deadlock could arise that might impair the ability of the ventures to function. Such a deadlock could significantly harm the ventures.

   New Valley may pursue a variety of real estate development projects. Development projects are subject to special risks including potential increase in costs, changes in market demand, inability to meet deadlines which may delay the timely completion of projects, reliance on contractors who may be unable to perform and the need to obtain various governmental and third party consents.

   Risks relating to the residential brokerage business. Through its investment in Douglas Elliman Realty, LLC, New Valley is subject to the risks and uncertainties endemic to the residential brokerage business. Both Douglas Elliman and Prudential Douglas Elliman Real Estate operate as franchisees of The Prudential Real Estate Affiliates, Inc. Prudential Douglas Elliman operates each of its offices under its franchiser’s brand name, but generally does not own any of the brand names under which it operates. The franchiser has significant rights over the use of the franchised service marks and the conduct of the two brokerage companies’ business. Prudential Douglas Elliman’s franchiser also has the right to terminate Douglas Elliman’s and Prudential Douglas Elliman’s franchises, upon the occurrence of certain events, including a bankruptcy or insolvency event, a change in control, a transfer of rights under the franchise agreements and a failure to promptly pay amounts due under the franchise agreements. A termination of Douglas Elliman’s or Prudential Douglas Elliman’s franchise agreement could adversely affect New Valley’s investment in Douglas Elliman Realty, LLC.

   Interest rates in the United States are currently at historically low levels. The low interest rate environment in recent years has significantly contributed to high levels of existing home sales and residential prices and has positively impacted Douglas Elliman Realty’s operating results. However, the residential real estate market tends to be cyclical and typically is affected by changes in the general economic conditions that are beyond Douglas Elliman Realty’s control. Any of the following could have a material adverse effect on Douglas Elliman Realty’s residential business by causing a general decline in the number of home sales and/or prices, which in turn, could adversely affect its revenues and profitability:

•	periods of economic slowdown or recession,

•	a change in the current low interest rate environment resulting in rising interest rates,

•	decreasing home ownership rates, or

•	declining demand for real estate.

   All of Douglas Elliman Realty’s current operations are located in the New York metropolitan area. Local and regional economic conditions in this market could differ materially from prevailing conditions in other parts of the country. A downturn in the residential real estate market or economic conditions in that region could have a material adverse effect on Douglas Elliman Realty and New Valley’s investment in that company.

New Valley’s potential investments are unidentified and may not succeed.

     New Valley currently holds a significant amount of marketable securities and cash not committed to any specific investments. This subjects a security holder to increased risk and uncertainty because a security holder will not be able to evaluate how this cash will be invested and the economic merits of particular investments. There may be substantial delay in locating suitable investment opportunities. In addition, New Valley may lack relevant management experience in the areas in which New Valley may invest. There is a risk that New Valley will fail in targeting, consummating or effectively integrating or managing any of these investments.

We depend on our key personnel.

     We depend on the efforts of our executive officers and other key personnel. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations.

While we believe our controls systems are effective, there are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.

     We continue to take action to assure compliance with the internal controls, disclosure controls and other requirements of the Sarbanes-Oxley Act. Our management, including our Chief Executive Officer and Chief Financial Officer, cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all controls issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Risks Relating to the Notes and Our Common Stock

The notes will be unsecured and are effectively subordinated to indebtedness and other liabilities of our subsidiaries.

     The notes are general, unsecured obligations, pari passu in right of payment to all of our existing and future senior debt except for any secured indebtedness. Holders of any secured indebtedness would have claims that are superior to your claims as a holder of the notes to the extent of the value of the assets securing such other indebtedness. If we become insolvent, file for bankruptcy, reorganize our business or close down, the assets which serve as collateral for any secured indebtedness would be available to satisfy the obligations under the secured indebtedness before any payments were to be made on the notes. Further, the notes are effectively subordinated to all existing and future liabilities (including trade payables and liabilities to judgment creditors) of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of one of our subsidiaries, the subsidiary may not have sufficient assets to make payments to us following payment by the subsidiary of its liabilities. The indenture governing the notes permits us and our subsidiaries to incur indebtedness and other liabilities.

     In addition to our own cash resources, we will rely on cash payments from our subsidiaries to fund our obligations, including payments on the notes. Liggett’s revolving credit agreement contains significant restrictions on its ability to make distributions to us. This agreement and other future debt agreements may not permit our subsidiaries to distribute enough cash to us to allow us to make all payments required on the notes, even in the case of an event of default under the notes.

The indenture does not contain financial covenants and does not restrict the incurrence of debt by us or our subsidiaries and, as a result, our subsidiaries can incur additional indebtedness or enter into other agreements that restrict the payment of dividends to us.

     The indenture does not contain any financial covenants or restrictions prohibiting the incurrence of indebtedness, including additional senior indebtedness, by us or the incurrence of any indebtedness by our subsidiaries. The indenture also does not prohibit our subsidiaries from entering into agreements that restrict the subsidiaries’ ability to pay dividends or make other cash distributions to us. In addition, the indenture does not restrict the payment of dividends or the issuance or repurchase of securities by us. The indenture does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect holders of the notes except to the extent described under “Description of Notes - Repurchase of Notes at the Option of the Holders Upon a Fundamental Change.” The term “fundamental change” is limited to certain specified transactions and may not include other events that may involve an actual change of control.

Our ability to purchase the notes with cash at your option and our ability to satisfy our obligations upon a fundamental change or an event of default may be limited.

     Holders of notes may require us to purchase all or a portion of their notes for cash upon the occurrence of specific circumstances involving the events described under “Description of Notes—Repurchase of Notes at the Option of the Holders Upon a Fundamental Change” and “Description of Notes—Events of Default and Remedies.” We cannot assure you that, if required, we would have sufficient cash or other financial resources at that time or would be able to arrange sufficient financing necessary to pay the purchase price for all notes tendered by holders thereof. In addition, our ability to repurchase notes in the event of a fundamental change or an event of default may be prohibited or limited by law, by regulatory authorities, by the other agreements related to our indebtedness and by indebtedness and agreements that we or our subsidiaries may enter into from time to time, which may replace, supplement or amend our existing or future indebtedness. Our failure to repurchase tendered notes would constitute an event of default under the indenture.

The make-whole premium payable on notes converted or repurchased in connection with the occurrence of a fundamental change may not adequately compensate you for the lost option value of the notes as a result of such fundamental change.

     If a fundamental change occurs, we will, in certain circumstances, be required to pay a make-whole premium on notes converted or repurchased in connection with such fundamental change. The amount of the make-whole premium will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the transaction constituting the fundamental change as described below under “Description of Notes— Repurchase of Notes at the Option of the Holders Upon a Fundamental Change.” While the make-whole premium is designed to compensate holders of notes for the lost option time value of their notes as a result of such fundamental change, such make-whole premium is only an approximation of such lost value and may not adequately compensate holders of notes for such loss. In addition, if the price paid per share of our common stock in the fundamental change is less than the stock price threshold, there will be no make-whole premium.

Some significant corporate transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

     Upon the occurrence of a fundamental change, which includes specified change of control events, we will be required to offer to repurchase all outstanding notes. See “Description of Notes—Repurchase of Notes at the Option of the Holders Upon a Fundamental Change.” The fundamental change provisions, however, will not require us to offer to repurchase the notes in the event of some significant corporate transactions. For example, various transactions, such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us, would not constitute a change of control and, therefore, would not constitute a fundamental change because they do not involve a change in voting power or beneficial ownership of the type described in the definition of fundamental change. Accordingly, note holders may not have the right to require us to repurchase their notes in the event of a significant transaction that could increase the amount of our indebtedness, adversely affect our capital structure or any credit ratings or otherwise adversely affect the holders of notes.

     The fundamental change purchase feature of the notes also may make more difficult or discourage a takeover of us and, thus, the removal of incumbent management.

     In addition, a fundamental change includes a sale of all or substantially all of our properties and assets. Although there is limited law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under the laws of New York, which govern the indenture and the notes. Accordingly, your ability to require us to repurchase notes as a result of a sale of less than all of our properties and assets may be uncertain.

There is no prior public market for the notes, so if an active trading market does not develop for the notes you may not be able to resell them.

     Prior to the initial private placement, there was no public market for the notes. The notes issued in the initial private placement are eligible for trading in the PORTAL system. However, notes sold using this prospectus will no longer be eligible for trading in the PORTAL system. We do not intend list the notes on any other national securities exchange or automated quotation system. The lack of a trading market could adversely affect your ability to sell the notes and the price at which you may be able to sell the notes. The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, our ability to complete the registration of the notes and the shares of common stock issuable upon conversion of the notes, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors.

     The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities.

The price of our common stock, and therefore of the notes, may fluctuate significantly, and this may make it difficult for you to resell the notes or the shares of our common stock issuable upon conversion of the notes when you want or at prices you find attractive.

     The trading price of our common stock has ranged between $14.16 and $16.81 per share over the past 52 weeks. We expect that the market price of our common stock will continue to fluctuate. In addition, because the notes are convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes.

     The market price of our common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

•	actual or anticipated fluctuations in our operating results,

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors,

•	the operating and stock performance of our competitors,

•	announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments,

•	the initiation or outcome of litigation,

•	changes in interest rates,

•	general economic, market and political conditions,

•	additions or departures of key personnel, and

•	future sales of our equity or convertible securities.

     We cannot predict the extent, if any, to which future sales of shares of common stock or the availability of shares of common stock for future sale, including sales of our common stock in short sales transactions by purchasers of the notes, may depress the trading price of our common stock or the value of the notes.

     In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. These factors, among others, could significantly depress the trading price of the notes and the price of our common stock issued upon conversion of the notes.

The conversion rate of the notes may be adjusted for certain dilutive events.

     The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, distributions of capital stock, indebtedness or assets, and certain tender or exchange offers as described under “Description of Notes—Conversion Rights.” If we engage in any of these types of transactions, the value of our common stock into which your notes are convertible may be diluted.

Before conversion, holders of the notes will not be entitled to any stockholder rights, but will be subject to all changes affecting our shares.

     If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including rights to receive dividends or distributions. However, the common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion price, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares.

Our notes may not be rated or may receive a lower rating than investors anticipate, which could cause a decline in the trading volume and market price of the notes and our common stock.

     We do not intend to seek a rating on the notes, and we believe it is unlikely the notes will be rated. If, however, one or more rating agencies rates the notes and assigns a rating lower than the rating expected by investors, or reduces any rating in the future, the trading volume and market price of the notes and our common stock may be adversely affected.

You are urged to consider the United States federal income tax consequences of owning the notes and the shares of common stock issuable upon conversion of the notes.

     We and each holder of a note agree in the indenture governing the notes to treat the notes as indebtedness that is subject to U.S. Treasury regulations governing contingent payment debt instruments. The following discussion assumes that the notes will be so treated, though we cannot assure you that the Internal Revenue Service will not assert that the notes should be treated differently. Under the contingent payment debt regulations, a holder will be required to include amounts in income, as original issue discount, in advance of cash such holder receives on a note, and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing, even though the note will have a significantly lower stated rate of interest. A holder may recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, under the indenture, a holder will recognize ordinary income, if any, upon a sale, exchange, conversion, redemption or repurchase of the notes at a gain. In computing such gain, the amount realized by a holder will include, in the case of a conversion, the amount of cash and the fair market value of shares received. Holders are urged to consult their own tax advisors as to the United States federal, state and other tax consequences of acquiring, owning and disposing of the notes and the shares of common stock issuable upon conversion of the notes. For more information, see “Certain United States Federal Income Tax Consequences.”

We have many potentially dilutive securities outstanding.

     At December 31, 2004, we had outstanding options granted to employees to purchase approximately 8,849,964 shares of our common stock, at prices ranging from $7.28 to $37.60 per share, of which options for 8,473,807 shares were exercisable at December 31, 2004. We also have outstanding two series of convertible notes maturing in July 2008 and November 2011, which are currently convertible into 9,733,402 shares of our common stock. The issuance of these shares will cause dilution which may adversely affect the market price of our common stock. The availability for sale of significant quantities of our common stock could adversely affect the prevailing market price of the stock.

FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus contains “forward-looking statements” within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily with respect to, but not limited to:

•	economic outlook,

•	capital expenditures,

•	cost reduction,

•	new legislation,

•	cash flows,

•	operating performance,

•	litigation,

•	impairment charges and cost savings associated with restructurings of our tobacco operations, and

•	related industry developments (including trends affecting our business, financial condition and results of operations).

     We identify forward-looking statements in this prospectus by using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may be”, “objective”, “plan”, “seek”, “predict”, “project” and “will be” and similar words or phrases or their negatives.

     The forward-looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, without limitation, the following:

•	general economic and market conditions and any changes therein, due to acts of war and terrorism or otherwise,

•	governmental regulations and policies,

•	effects of industry competition,

•	impact of business combinations, including acquisitions and divestitures, both internally for us and externally in the tobacco industry,

•	impact of restructurings on our tobacco business and our ability to achieve any increases in profitability estimated to occur as a result of these restructurings,

•	impact of new legislation on our competitors’ payment obligations, results of operations and product costs, i.e. the impact of recent federal legislation eliminating the federal tobacco quota system,

•	uncertainty related to litigation and potential additional payment obligations for us under the Master Settlement Agreement and other settlement agreements with the states, and

•	risks inherent in our new product development initiatives.

Further information on risks and uncertainties specific to our business include the risk factors discussed above under “Risk Factors” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus.

     Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. The forward-looking statements speak only as of the date they are made. We disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this prospectus to reflect any changes in our expectations or any change in events, conditions or circumstances on which any statement is based.

USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale of the notes and common stock issuable upon conversion of the notes. We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes offered by the selling securityholders under this prospectus, but we have agreed to pay the expenses of preparing this prospectus and the related registration statement.

     We received net proceeds of approximately $30.7 million from our sale of the notes to the initial purchaser, after deducting the estimated offering expenses payable by us. We used the proceeds of the offering for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended					Three Months
	December 31,					Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
Ratio of earnings to fixed charges (1)	8.79x	2.20x	—	—	—	2.11x	4.29x

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax income (loss) from continuing operations and fixed charges (excluding capitalized interest) and amortization of capitalized interest. Earnings are also adjusted to exclude equity in gain or loss of affiliates. Fixed charges consist of interest expense, capitalized interest (including amounts charged to income and capitalized during the period), a portion of rental expense (deemed by us to be representative of the interest factor of rental payments), amortization of debt issuance costs and amortization of debt discount costs. For the years ended December 31, 2002, 2003 and 2004, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio. Additional earnings of approximately $47.3 million, $19.6 million and $3.7 million were necessary for the years ended December 31, 2002, 2003 and 2004, respectively.

DESCRIPTION OF NOTES

     Set forth below is a summary of certain provisions of the notes and the registration rights agreement. The notes were issued pursuant to an indenture, dated as of April 13, 2005, between us and Wells Fargo Bank, N.A., as trustee. The following summary of the notes, the indenture and the registration rights agreement does not purport to be complete and is subject to and is qualified by reference to all of the provisions of the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture, the notes and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth above under “Incorporation by Reference.” As used in this section, references to “us”, “we”, “our” or the “Company” refer to Vector Group Ltd., exclusive of its subsidiaries. Whenever particular provisions or defined terms of the indenture (or the form of note which is a part thereof) or the registration rights agreement are referred to in this summary, such provisions or defined terms are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference.

General

   The notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. However, the notes are structurally subordinated to indebtedness of our subsidiaries. The notes are convertible into our common stock at the option of the holder as described below under “—Conversion Rights.”

   We issued the notes having a principal amount of $30,000,000 in a private transaction on April 13, 2005. The notes will mature on November 15, 2011.

   We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, issuing or repurchasing our securities or incurring indebtedness, including senior indebtedness.

   You will not be afforded protection in the event of a highly leveraged transaction, or a change in ownership of us under the indenture, except to the extent described below under “—Repurchase of Notes at the Option of the Holders Upon a Fundamental Change.” In addition, we may be required to repurchase notes as set forth under “—Events of Defaults and Remedies.” Furthermore, the notes may be redeemed at the option of the holder as described below under “—Mandatory Redemption and Redemption at the Option of the Holders.” In addition, at least 12.5% of the aggregate principal amount of the notes outstanding will be subject to mandatory redemption on November 15, 2009 as described below under “—Mandatory Redemption and Redemption at the Option of the Holders.”

   The notes bear interest at the annual rate of 5% per annum (the “Fixed Interest”) and are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on May 15, 2005, to record holders at the close of business on the preceding February 1, May 1, August 1 and November 1 (the “Record Date”). On each interest payment date, an additional amount of interest shall also be payable on the notes in an amount equal to the product of (1) the total number of shares of common stock into which such notes may be convertible on each Record Date and (2) the total amount of cash dividends and cash distributions per share that we paid on our outstanding common during the three-month period ending on such Record Date (the “Dividend Interest”, together with the Fixed Interest, the “Total Interest”). The Total Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. Notwithstanding the foregoing, however, during the period prior to and including November 15, 2006, the interest payable on each interest payment date shall be the higher of (1) the Total Interest and (2) 6.75% per annum.

   We will pay interest either by check mailed to the holder’s address as it appears in the note register or, at our option, by wire transfer in immediately available funds. Payments made to The Depositary Trust Company, New York, New York, which we refer to as DTC, or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

   Holders are not required to pay a service charge for registration of transfer or conversion of their notes. We may, however, require holders to pay any tax or other governmental charge payable in connection with the transfer. We are not required to exchange or register the transfer of:

•	any notes or portion of notes surrendered for conversion, or

•	any notes or portion of notes surrendered for redemption or repurchase by us and not withdrawn.

     Until otherwise designated by us, our office or agency will be the corporate trust office of the trustee presently located at Sixth & Marquette, N9303-120, Minneapolis, MN 55479; Attn: Corporate Trust Services.

Conversion Rights

     The holders will have the right to convert any portion of the principal amount of the notes at any time prior to the close of business on the maturity date of the notes, unless the notes have been previously redeemed or repurchased. The conversion price for the notes is $19.40 per share, which is equal to a conversion rate per share of approximately 51.5464 shares per $1,000 principal amount of the notes, subject to adjustment as described below. The holders may convert his or her notes in part so long as the part converted is $1,000 or an integral multiple of $1,000. Except as set forth immediately below, a holder’s right to convert notes called for redemption or delivered for repurchase and not withdrawn will terminate at the close of business on the business day immediately prior to the redemption date or repurchase date, unless we subsequently fail to pay the applicable redemption price or repurchase price.

     If a redemption date occurs on an interest payment date, conversion rights with respect to the notes subject to the redemption will expire at the close of business on the applicable redemption date. If the notes are converted on an interest payment date, the interest due on the interest payment date will be paid to the holders whose notes are being redeemed or converted on that date and such holders will not be required to repay that amount. The effect of this is to ensure that in the event of a redemption or conversion on an interest payment date we will be required to pay, and the redeeming or converting holders will be entitled to receive and keep the economic value of, the interest payment due on that date.

     Holders converting any notes or portions thereof will be entitled to receive any accrued and unpaid interest on the principal amount being converted as of the conversion date to the extent provided for below. If the conversion date occurs between the close of business on the Record Date and the opening of business on the immediately following interest payment date, we will pay the holders in cash, on such interest payment date, an amount equal to the accrued and unpaid interest through the conversion date on the principal amount of notes the holders have elected to convert; provided, however, if we pay the holders on such interest payment date an amount equal to the interest otherwise payable to the holders as if the holders had not converted any notes or portion thereof prior to such interest payment date, the holders will promptly pay to us an amount equal to the difference between (1) such interest payment received and (2) the amount of accrued and unpaid interest through the conversion date for the principal amount of notes so converted. We will not issue any fractional shares of common stock upon conversion of notes. If the issuance of common stock upon conversion of notes would result in the issuance of a fraction of a share of common stock, we will round such fraction of a share of common stock up to the nearest whole share.

     If we fail to issue and deliver or caused to be delivered to the holders, or such holders’ nominee or nominees, such number of shares of common stock to which the holders are entitled upon conversion of any notes within 3 trading days after the delivery by such holders of a notice of conversion, and if on or after such third trading day such holders purchase (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by such holders of shares of common stock that such holders anticipated receiving from us upon the conversion of notes (a “Buy-In”), then we shall, within 3 business days after such holders’ request and in the holders’ discretion, either (1) pay cash to such holders in an amount equal to the holders’ total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased (the “Buy-In Price”), at which point our obligation to deliver such certificate (and to issue such underlying common stock) shall terminate, or (2) promptly honor our obligation to deliver to the holders a certificate or certificates representing such common stock and pay cash to the holders in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of common stock and (B) the closing price of the common stock on the conversion date.

     We will not effect any conversion of notes, and no holders shall have the right to convert any portion of their notes, to the extent that after giving effect to such conversion (including any make-whole premium), such holders (together with such holders’ affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to such conversion (the “Conversion Limitation”), subject to certain exceptions. For purposes of the foregoing sentence, the number of shares of common stock beneficially owned by a holder and its affiliates shall include the number of shares of common stock issuable upon conversion of the notes with respect to which the determination is being made, but shall exclude the number of shares of common stock which would be issuable upon (1) conversion of the remaining, nonconverted portion of the notes beneficially owned by such holder or any of its affiliates and (2) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the holders or any of their affiliates.

     Except as provided below, following the issuance of the notes the conversion price will be subject to adjustment upon certain events, including:

     (a) any payment of dividends or other distribution on our common stock in shares of common stock, or subdivision or combination of our outstanding common stock into a greater or smaller number of shares,

     (b) any issuance to all or substantially all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current market price of our common stock (determined in accordance with the indenture),

     (c) any distribution to all or substantially all holders of our common stock of shares of capital stock (other than common stock), evidences of indebtedness or other non-cash assets (including securities, but excluding the portion of any dividends or distributions paid in cash, or those dividends, rights, options, warrants and distributions referred to in clauses (a) and (b) above or distributions in connection with our liquidation, dissolution or winding up and excluding distributions pursuant to a rights plan), and

     (d) any purchase of shares of our common stock by means of a tender offer.

     In any case in which these provisions require that an adjustment be made to the conversion price, in lieu of the adjustment, we may, at our option, distribute to holders of notes, concurrently with the distribution to the holders of our common stock, such shares of our common stock, rights, options, warrants, any shares of our capital stock (other than common stock), evidences of indebtedness or other non-cash assets (or the fair market value, as reasonably determined by our Board of Directors, of the foregoing in cash) that such holders of notes would have been entitled to receive had such notes been converted immediately prior to the record date relating to the event that would have caused such adjustment (without regard to the Conversion Limitation).

     No adjustment need be made for any issuance of common stock pursuant to a plan of ours for reinvestment of dividends or interest, or to the extent the notes become convertible into the right to receive cash, or if the holders of the notes may participate in the transaction that would otherwise give rise to an adjustment described above, or for issuances of cash dividends or distributions which the holders are entitled to receive as interest, or as provided above.

     From time to time and to the extent permitted by law, we may reduce the conversion price by any amount for any period, if the period is at least 20 days and if the decrease is irrevocable during the period, if the Board of Directors has made a determination that such reduction would be in our best interests or the Board of Directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution or similar event, and we provide the holders with 15 days prior notice of any increase in the conversion price. See “Certain United States Federal Income Tax Consequences.”

     Certain holders may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

Conversion Procedure

     To convert a note, the holder must complete and manually sign the conversion notice on the back of the note specifying the principal amount of such note the holder seeks to convert and deliver the conversion notice, together with the note and any required interest payment, to the office of the conversion agent for the notes, which will initially be the office of the trustee. In addition, the holder must furnish any appropriate endorsements and transfer documents required by the conversion agent and pay any tax or duty payable as a result of any transfer involving the issuance or delivery of the shares of common stock in a name other than that of the registered holder of the note. The note will be deemed to be converted on the date on which the holder has satisfied all of these requirements.

Ranking

     The notes are our senior unsecured indebtedness and rank pari passu with all other of our unsubordinated indebtedness. The notes will rank effectively junior, however, to any future secured indebtedness we may incur and junior to liabilities of our subsidiaries. We will not incur or issue any subordinated indebtedness unless such indebtedness is unsecured and subordinated to the notes on terms no less favorable than those applicable to senior indebtedness which constitutes Designated Senior Indebtedness under the Indenture dated as of July 5, 2001 between the Company and U.S. Bank, N.A., as Trustee, (the “2001 Indenture”) under which our 6 1/4% Convertible Subordinated Notes due 2008 are issued and outstanding.

     The notes shall constitute “Senior Indebtedness,” and we have designated the notes as “Designated Senior Indebtedness,” in each case under the 2001 Indenture.

     We conduct our operations through our subsidiaries. Accordingly, our ability to meet our cash obligations in the future in part will be dependent upon the ability of our subsidiaries to make cash distributions to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions.

     As of March 31, 2005, we had $81.9 million principal amount of outstanding senior indebtedness (including embedded derivative liability and beneficial conversion feature related to convertible notes), and our subsidiaries had $58.9 million of indebtedness. The indenture does not restrict our or our subsidiaries’ incurrence of senior indebtedness or other indebtedness or our ability to transfer assets or business operations to our subsidiaries, subject to the provisions described under “ –Repurchase of Notes at the Option of the Holders Upon a Fundamental Change” and “ –Limitation on Merger, Sale or Consolidation.”

Mandatory Redemption and Redemption at the Option of the Holders

     On November 15, 2009, 12.5% of the aggregate principal amount of the notes outstanding as of such date will be subject to mandatory redemption on a pro rata basis. In addition to such redemption amount, we will also redeem on November 15, 2009 and on each interest accrual period thereafter an additional amount, if any, of the notes necessary to prevent the notes from being treated as an “Applicable High Yield Discount Obligation” within the meaning of section 163(i)(l) of the Internal Revenue Code of 1986, as amended. The holders of the notes will have the option on November 15, 2009 to require us to repurchase some or all of their remaining notes. The redemption price shall equal 100% of the principal amount of the notes being redeemed, together with accrued and unpaid interest and any registration default payments to, but excluding, the redemption date.

Redemption at Our Option

     We have no right to redeem the notes at our option at any time prior to the maturity date.

Repurchase of Notes at the Option of the Holders Upon a Fundamental Change

     In the event of a fundamental change, as defined below, we are required to make an offer to purchase all of the notes at a cash repurchase price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest and registration default payments, if any, to, but excluding, the date of repurchase. Additionally, we will be required to pay a “make-whole premium” on the repurchased notes if a fundamental change occurs before November 15, 2011, in an amount to be determined by reference to the table described below under “– Make Whole Premium” and based on the date the fundamental change becomes effective and the stock price, or a linear interpolation thereof as described below under “– Make-Whole Premium”. Each holder may accept the repurchase offer with respect to all or a portion of the notes held by such holder by delivering to us a repurchase notice (a “repurchase notice”), provided that the principal amount of the notes the holder requires us to repurchase must be $1,000 or an integral multiple thereof. We will make the repurchase offer within 15 business days following a fundamental change and it will remain open for 10 business days following its commencement. Upon expiration of the repurchase offer period, we shall purchase all notes validly tendered in response to the repurchase offer.

     A “fundamental change” means any transaction or event resulting in either a change of control event or a termination of trading of our common stock.

     A “termination of trading” shall occur if our common stock (or other securities into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

     Except as provided below, a “change of control” means the occurrence, after the original issue date of the notes, of one or more of the following events:

          (1) any sale, transfer, lease, conveyance or other disposition (in one transaction or a series of related transactions) of all or substantially all of our property or assets to any person or group of related persons (other than to any of our wholly owned subsidiaries) as defined in Sections 13(d) and 14(d) of the Exchange Act, including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any sale, transfer, lease, conveyance or other disposition in which (x) persons who, directly or indirectly, are beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of our voting stock immediately prior to such transaction, beneficially own, directly or indirectly, immediately after such transaction at least a majority of the total voting power of the outstanding voting stock of the corporation or entity purchasing such properties or assets in such sale, lease, conveyance or other disposition and (y) persons who, directly or indirectly, are beneficial owners of our voting stock immediately prior to such transaction, beneficially own, directly or indirectly, immediately after such transaction shares of common stock of the corporation or entity purchasing such properties or assets in such sale, lease, conveyance or other disposition in a proportion that does not, on the whole, materially differ from such ownership immediately prior to the transaction,

          (2) the approval by the holders of our capital stock of any plan or proposal for liquidation or dissolution,

          (3) if any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) (other than Bennett S. LeBow or his immediate family, any beneficiary of the estate of Bennett S. LeBow or his immediate family or any trust or partnership controlled by any of the foregoing (the “LeBow Persons”)) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock,

          (4) if at any time Bennett S. LeBow and/or any LeBow Person is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act,) either individually or collectively, directly or indirectly, of 65% of the aggregate ordinary voting power represented by our issued and outstanding voting stock, or

          (5) we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, other than any consolidation or merger in which (x) persons who, directly or indirectly, are beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of our voting stock immediately prior to such transaction, beneficially own, directly or indirectly, immediately after such transaction at least a majority of the total voting power of the outstanding voting stock of the continuing or surviving corporation or entity and (y) persons who, directly or indirectly, are beneficial owners of our voting stock immediately prior to such transaction beneficially own, directly or indirectly, immediately after such transaction shares of common stock of the continuing or surviving corporation or entity in a proportion that does not, on the whole, materially differ from such ownership immediately prior to the transaction.

     Notwithstanding the foregoing, a merger or consolidation shall not be deemed to constitute a “change of control” if (1) at least 90% of the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) in such merger or consolidation consists of shares of capital stock that are, or immediately after the transaction or event will be, traded on a national securities exchange in the United States or quoted on the New York Stock Exchange, the Nasdaq National Market or The Nasdaq SmallCap Market (or which shall be so traded or quoted when issued or exchanged in connection with such merger or consolidation) (these securities being referred to as “publicly traded securities”) and (2) as a result of such merger or consolidation the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

     The definition of change of control includes a phrase relating to the sale, transfer, lease, conveyance or other disposition of “all or substantially all” of our assets. The term “all or substantially all” as used in the definition of “change of control” has not been interpreted under New York law (which is the governing law of the indenture) to represent a specific quantitative test. Accordingly, our obligation to make the repurchase offer upon a fundamental change, and the ability of the holders to require us to make and consummate such an offer, as a result of a sale, transfer, lease, conveyance or other disposition of less than all of our assets may be uncertain.

     On or before the repurchase date, we will:

•	accept for payment notes or portions thereof properly tendered pursuant to the repurchase offer,

•	deposit with the paying agent cash sufficient to pay the repurchase price, together with accrued and unpaid interest, if any, and registration default payment, if any, to but excluding the date of repurchase of all notes so tendered, and

•	deliver to the trustee the notes so accepted, together with an officers’ certificate listing the notes or portions thereof being purchased by us.

     The paying agent will promptly mail to the holders of notes so accepted for payment an amount equal to the repurchase price, together with accrued and unpaid interest, if any, and registration default payments, if any, to, but excluding the date of repurchase of all notes so tendered, and the trustee will promptly authenticate and mail or deliver to such holders a new note or notes equal in principal amount to any unpurchased portion of the notes validly tendered in the repurchase offer. We will promptly mail or deliver any notes not accepted for payment to their holders. We will announce publicly the results of the repurchase offer on or as soon as practicable after the repurchase date.

     The fundamental change purchase feature of the notes also may make more difficult or discourage a takeover of us and, thus, the removal of incumbent management.

     The provisions of the indenture relating to a fundamental change may not afford the holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect the holders, if such transaction does not constitute a fundamental change under the indenture. Moreover, certain events with respect to us which may involve an actual change of control of us may not constitute a fundamental change for purposes of the indenture.

     If a repurchase offer is made, we may not have available funds sufficient to pay the repurchase price for all of the notes that might be validly tendered by holders seeking to accept the repurchase offer. Our failure to make or consummate the repurchase offer or pay the repurchase price when due would give the trustee and the holders the rights described under “—Events of Default and Remedies.”

     At any time following the occurrence of a fundamental change and the delivery of a repurchase notice by a holder and before the close of business on the business day immediately preceding the date of repurchase, a holder may withdraw his or her repurchase notice and the paying agent will promptly return to such holder the notes with respect to which a repurchase notice has been withdrawn.

     To the extent applicable, we will comply with the provisions of Rule 13e-4 and 14e-1 or any other tender offer rules under the Exchange Act and any other securities laws, and will file a Schedule 13e-4 or any other schedule if required under such rules, in connection with any offer by us to repurchase notes at the option of the holders upon a fundamental change.

Make-Whole Premium

          The “make-whole premium” shall be determined by reference to the table below (the “Make-Whole Premium Table”) and is based on the date that the applicable fundamental change becomes effective (the “Effective Date”) and the stock price. The “Stock Price” means the price paid per share of our common stock in the transaction constituting the applicable fundamental change, determined as follows: (i) if holders of common stock receive only cash in the fundamental change, the Stock Price shall be the cash amount paid per share of our common stock; or (ii) in all other circumstances, the Stock Price shall be the arithmetic average of the closing prices per share of our common stock on the ten trading days prior to, but not including, the Effective Date.

     The following table shows what the make-whole premium would be for the various stock prices and Effective Dates set forth below, expressed as a percentage of the principal amount of the notes.

MAKE-WHOLE PREMIUM TABLE
(% of Principal Amount)

Effective Date
Stock
Price	April 13, 2005	Nov. 15, 2005	Nov. 15, 2006	Nov. 15, 2007	Nov. 15, 2008	Nov. 15, 2009	Nov. 15, 2010	Nov. 15, 2011

$13.58	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

$16.17	7.86	6.89	5.32	4.18	3.04	0.25	0.00	0.00

$19.40	22.80	21.54	19.17	16.71	14.03	10.54	6.54	0.00

$22.63	21.80	20.39	17.69	14.73	11.32	7.30	2.28	0.00

$25.87	21.21	19.72	16.85	13.67	10.01	5.75	0.63	0.00

$29.10	20.87	19.33	16.37	13.08	9.33	5.05	0.16	0.00

$32.34	20.66	19.09	16.09	12.76	8.99	4.74	0.01	0.00

$35.57	20.53	18.95	15.93	12.58	8.81	4.60	0.00	0.00

$38.80	20.45	18.86	15.83	12.47	8.72	4.55	0.00	0.00

$42.04	20.39	18.80	15.77	12.41	8.67	4.52	0.00	0.00

$45.27	20.35	18.76	15.73	12.38	8.64	4.51	0.00	0.00

$48.50	20.33	18.74	15.71	12.36	8.63	4.51	0.00	0.00

The exact Stock Price and repurchase dates may not be as set forth in the Make Whole Premium Table, in which case:

•	If the Stock Price is between two stock price amounts listed on the Make-Whole Premium Table or the Effective Date is between two dates listed on the Make-Whole Premium Table, the make-whole premium shall be determined by linear interpolation between the amounts set forth in the Make-Whole Premium Table for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day or 366-day year, as applicable,

•	If the Stock Price on the Effective Date exceeds $48.50 per share (subject to certain adjustment), (the “Stock Price Cap”), the amount of the make-whole premium will be equal to the make-whole premium as if the Stock Price were $48.50 (subject to certain adjustment), and

•	If the Stock Price on the Effective Date is less than or equal to $13.58 per share (subject to certain adjustment), (the “Stock Price Threshold”), no make-whole premium will be paid. The Stock Prices set forth in the first column are subject to adjustment.

     We may pay the make-whole premium in shares of common stock (other than cash paid in lieu of fractional shares), in cash, in the same form of consideration into which shares of common stock have been converted in connection with the applicable fundamental change or in any combination of the foregoing. Notwithstanding the foregoing, our right to pay the make-whole premium for the notes, in whole or in part, in shares of our common stock is subject to various provisions, including, but not limited to:

•	our providing timely written notice of our election to pay all or part of the make-whole premium in shares of our common stock,

•	our common stock to be issued as payment for the make-whole premium being approved for listing on a U.S. national securities exchange or the Nasdaq National Market, the Nasdaq SmallCap Market or any similar system of automated dissemination of quotations of securities,

•	there being sufficient authorized but unissued (or issued but not outstanding) shares of our common stock to issue such shares of our common stock in connection with the make-whole premium, and such shares of common stock will upon issue, be duly and validly issued and fully paid and nonassessable and free of any preemptive or similar rights, and

•	the receipt by the trustee of an (1) officers’ certificate stating that the terms of the issuance of the shares of common stock are in conformity with the indenture, (2) an opinion of counsel to the effect that the shares of common stock to be issued by us as payment for the make whole premium in respect of the notes have been duly authorized and, when issued and delivered pursuant to the terms of the indenture in connection with the payment of such make-whole premium will be validly issued, fully paid and non-assessable and (3) an officer’s certificate, stating that the conditions to the issuance of the shares of our common stock have been satisfied.

Limitation on Merger, Sale or Consolidation

     We may not, directly or indirectly, consolidate with or merge with or into another person or convey, transfer or lease our properties and assets substantially as an entirety to any person, and we will not permit any person to consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

•	either (1) we are the continuing person or (2) the person (if other than us) formed by such consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety (the “Surviving

Entity”), (x) shall be either (i) organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia, or (ii) organized under the laws of a jurisdiction outside the United States and has, or immediately after the transaction or event will have, common stock traded on a national securities exchange in the United States or quoted on the Nasdaq National Market or The Nasdaq SmallCap Market and a worldwide total market capitalization of its equity securities before giving effect to the consolidation or merger of at least $250 million, and (y) the surviving entity shall expressly assume, by a supplemental indenture hereto, executed and delivered to the trustee, all of our obligations under the notes and the indenture,

•	immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, and

•	we or the Surviving Entity have delivered to the trustee an officers’ certificate and an opinion of counsel stating that the transaction complied with the provisions of the indenture.

     Upon any consolidation with, or merger into, any other person or any conveyance, transfer or lease of our properties and assets substantially as an entirety, the successor person formed by such consolidation or into which we are merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture with the same effect as if such successor person had been named as us therein, and thereafter, except in the case of a lease, the predecessor person shall be relieved of all obligations and covenants under the indenture and the notes.

Events of Default and Remedies

     The indenture defines an “event of default” as:

•	our (1) failure to deliver the required number of shares of our common stock into which notes shall have been converted within 30 business days after the applicable conversion date or (2) notice, written or oral, to any holders, including by way of public announcement or through any agents of any holder, at any time, of our intention not to comply with a request for conversion of any notes into shares of our common stock that is tendered in accordance with the provisions of the notes,

•	at any time following the 30th consecutive business day that a holder’s pro rata share of the number of shares of our common stock reserved for the purpose of issuance upon conversion of all notes is exceeded by the number of shares of common stock that such holder would be entitled to receive upon a conversion of the full principal amount of such holder’s notes (without regard to the Conversion Limitation),

•	a default in the payment of interest or registration default payments, if any, on any notes when due and payable which default continues for a period of five days,

•	a default in the payment of the principal amount, the redemption price, the fundamental change repurchase price or any applicable make-whole premium on any note when such payment becomes due and payable,

•	a default in our performance of any of our covenants, agreements or conditions in the indenture or the notes (other than a default specified in the bullet points above), which default continues for a period of 60 days after there has been given, by registered or certified mail, (1) to us by the trustee or (2) to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes, a written notice specifying such default and requiring it to be remedied and stating that such notice is a “notice of default” thereunder,

•	a default by us or any of our significant subsidiaries (as defined under Regulation S-X of the Exchange Act) in the payment of the principal or interest on any loan agreement or other instrument under which there may be outstanding, or by which there may be evidenced, any debt for money borrowed in excess of $10.0 million in the aggregate of us and any of our significant subsidiaries (other than indebtedness for borrowed money secured only by the real property to which the indebtedness relates and which is non-recourse to us or to our significant subsidiary), whether such debt now exists or shall hereafter be created, resulting in such debt becoming or being declared due and payable prior to its stated maturity, and such acceleration shall not have been rescinded or annulled within 30 days after the receipt by us or such significant subsidiary from the trustee or by the trustee, us and such significant subsidiary by the holders of at least 25% in aggregate principal amount of the outstanding notes of written notice specifying such default and requiring it to be remedied and stating that such notice is a “notice of default” thereunder (provided that if any time before a judgment or decree has been obtained by the trustee as provided in the indenture, such default is remedied or cured by us or such significant subsidiary within the applicable cure period, or is waived by the holders of such indebtedness, default under this clause shall be deemed to have been remedied, cured or waived, as the case may be),

•	one or more final unsatisfied judgments not covered by insurance aggregating in excess of $10.0 million, at any one time, are rendered against us or any significant subsidiary and not stayed, bonded or discharged within 60 days,

•	our failure to give notice of the occurrence of a fundamental change as and when required by the indenture, or

•	certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our significant subsidiaries.

     If a default occurs and is continuing, the trustee must, within 10 days after the trustee’s receiving notice or having knowledge of the occurrence of such default, give the holders notice of such default.

     If an event of default occurs and is continuing, other than an event of default described above relating to bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries, then in every such case, unless the principal amount on all of the notes shall have already become due and payable, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice in writing to us, and to the trustee if such notice is given by holders, may declare all principal, premium, if any, and accrued interest, if any, and registration default payments, if any, on or with respect to the notes to be due and payable immediately. If an event of default described above relating to bankruptcy, insolvency or reorganization with respect to us occurs, all principal, premium, if any, accrued interest, if any, and registration default payments, if any, will be immediately due and payable on all outstanding notes without any declaration or other act on the part of the trustee or the holders. The holders of no less than a majority in aggregate principal amount of notes generally are authorized to rescind such acceleration if all existing events of default, other than the non-payment of principal of, premium, if any, and interest and registration default payments, if any, on the notes that have become due solely by such acceleration, have been cured or waived.

     Prior to the declaration of acceleration of the maturity of the notes, the holders of a majority in aggregate principal amount of the notes at the time outstanding may waive on behalf of all the holders any default, except a default relating to bankruptcy, insolvency or reorganization with respect to us or any of our restricted subsidiaries, or a default in the payment of principal of, interest on, or registration default payments, if any, with respect to any note not yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the holders of each outstanding note affected. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless those holders have offered to the trustee reasonable security or indemnity. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

     No holders may pursue any remedy under the indenture, except for a default in the payment of principal, premium, if any, or accrued interest, if any, and registration default payments, if any, on the notes, unless:

•	the holders have previously given written notice to the trustee of a continuing event of default,

•	the holders of not less than 25% in aggregate principal amount of the outstanding notes make a written request to the trustee to institute proceedings in respect of such event of default in the name of the trustee,

•	the holders offer the trustee indemnity satisfactory to the trustee against any loss, liability or expense,

•	within 60 days after its receipt of such notice, request and offer of security after the receipt of the request, and offer of security or indemnity, the trustee has failed to institute any such proceeding, and

•	the trustee has not received a contrary direction from the holders of a majority in aggregate principal amount of the outstanding notes during such 60 day period.

     It should also be noted that, subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of the rights or powers vested in it by the indenture at the request of the holders, unless such holders offer to the trustee security or indemnity reasonably satisfactory to the trustee against the costs, expenses and liabilities which might be incurred by the trustee in compliance with such request.

Amendments and Supplements

     We may enter into a supplemental indenture with the trustee for certain purposes without the consent of the holders. With the consent of the holders of not less than a majority in aggregate principal amount of the notes at such time outstanding, we and the trustee are permitted to amend or supplement the indenture or any supplemental indenture, but no such modification may, without the consent of each holder affected thereby:

•	reduce the rate of or extend the time for payment of interest, if any, on the notes,

•	reduce the principal amount of, or extend the maturity date of, the notes,

•	make any change that impairs or adversely affects the conversion rights of the holders of the notes,

•	reduce the redemption price, the fundamental change repurchase price or the applicable make-whole premium or amend or modify in any manner adverse to the holders our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants or definitions or otherwise,

•	modify the provisions with respect to the right of holders to cause us to redeem the notes on the redemption date or to repurchase notes upon a fundamental change in a manner adverse to holders,

•	make any interest or principal on the notes payable in money other than that stated in the notes or other than in accordance with the provisions of the indenture,

•	impair the right of any holder to receive payment of the principal amount of or interest or registration default payments, if any, on a holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes,

•	reduce the quorum or voting requirements under the indenture,

•	change the ranking of the notes in a manner adverse to the holders thereof,

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

•	reduce the percentage of aggregate principal amount of outstanding notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the indenture or certain defaults hereunder and their consequences) provided for in the indenture,

•	modify any of the provisions in the indenture concerning the holders consent requirement described above or the provisions in the indenture concerning the waiver of past defaults, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby, or

•	modify the provisions of the indenture in a manner adverse to the holders in any material respect.

Transfer and Exchange

     We have initially appointed the trustee as security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent,

•	appoint additional paying agents or conversion agents, or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

     A holder may transfer or convert the notes in accordance with the indenture. We or the trustee may require a holder, among other things, to furnish appropriate endorsements, legal opinions and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture. We are not required to issue, register the transfer of, or exchange any notes during the 15 day period immediately preceding the mailing of any notice of redemption right or the 10 day period before the redemption date.

     The registered holder of a note may be treated as the owner of such note for all purposes.

Book Entry, Delivery and Form

     The notes are evidenced by one or more global notes, which were deposited on the date of the closing of the sale of the notes with, or on behalf of, the depositary and registered in the name of Cede & Co. as the depositary’s nominee. Except as set forth below, the global note may be transferred, in whole or in part, only to another nominee of the depositary or to a successor of the depositary or its nominee.

     A holder may hold his or her interests in the global note directly through the depositary if the holder is a participant in the depositary, or the holder may hold his or her interests in the global note indirectly through organizations which are participants in the depositary. Transfers between holders whose interests in the global note are directly or indirectly held by the depositary will be effected in accordance with the depositary’s rules and will be settled in same-day funds.

     The depositary has advised us that it is a limited-purpose trust company that was created to hold securities for its participants and to facilitate the clearance and settlement of transactions in such securities between its participants through electronic book-entry changes in accounts of its participants. The depositary’s participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to the depositary’s system is also available to other entities such as banks, brokers, dealers and trust companies, known as indirect participants, that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. Holders may elect to hold notes purchased by them through the depositary. Holders who are not participants may beneficially own securities held by or on behalf of the depositary only through direct or indirect participants.

     We expect that pursuant to procedures established by the depositary:

•	upon deposit of the global note(s), the depositary will credit the accounts of participants with an interest in the global note(s), and

•	ownership of the notes evidenced by the global note(s) will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the depositary (with respect to the interests of participants), the participants and the indirect participants.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of securities representing the instruments. Consequently, his or her ability to transfer notes evidenced by the global notes will be limited to such extent.

     So long as the depositary or its nominee is the registered owner of a note, the depositary or such nominee, as the case may be, will be considered the sole owner or holders of the notes represented by the global notes for all purposes under the indenture and the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. As a result, the ability of a person having a beneficial interest in notes represented by a global note to pledge such interest to persons that do not participate in the depositary’s system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by the depositary, or for maintaining, supervising or reviewing any records of the depositary relating to such notes.

     Payments with respect to the principal of, premium, if any, interest, and registration default payment, if any, on any note represented by a global note registered in the name of the depositary or its nominee on the applicable record date will be payable by the trustee to or at the direction of the depositary or its nominee in its capacity as the registered holder of the global note(s) representing such notes under the indenture. We and the trustee may treat the persons in whose names the notes, including the global note(s), are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including, principal, premium, if any, interest, or registration default payment, if any), or immediately to credit the accounts of the relevant participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the global note(s) as shown on the records of the depositary. Payments by the direct and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants.

     If a holder desires to convert his or her notes into common stock pursuant to the terms of the notes, the holder should contact his or her broker or other participants or indirect participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

Physical Securities

     If:

•	we notify the trustee in writing that the depositary is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days, or

•	an event of default has occurred and is continuing and the notes become due and payable under the indenture, and the trustee requests that physical notes be issued, then, upon surrender by the depositary of the global note(s), physical notes will be issued to each person that the depositary identifies as the beneficial owner of the notes represented by the global note(s). In addition, subject to certain conditions, any person having a beneficial interest in a global note may, upon request to the trustee, exchange such beneficial interest for notes in the form of physical notes. Upon any such issuance, the trustee is required to register such physical notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither we nor the trustee shall be liable for any delay by the depositary or any direct or indirect participant in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on, and shall be protected in relying on, instructions from the depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

Voting Rights

     The holders of the notes shall have no voting rights as the holders of the notes, except as required by law.

Governing Law

     The indenture and the notes provide that they are to be governed in accordance with the laws of the State of New York, without regard to choice of laws provisions.

The Trustee

     Wells Fargo Bank, N.A. is the trustee under the indenture. A successor trustee may be appointed in accordance with the terms of the indenture.

     The indenture contains certain limitations on the rights of the trustee, in the event it becomes our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with us and our subsidiaries, but if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

     If an event of default shall occur (and shall not be cured or waived), the trustee will be required to use the degree of care of a prudent person in the conduct of his or her own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee reasonable security or indemnity.

Registration Rights

     We have entered into a registration rights agreement with Jefferies & Company, Inc., the initial purchaser of the notes, for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes. The following is a summary of the registration rights agreement and is not complete. The holders should refer to the registration rights agreement for a full description of the registration rights that apply to the notes.

     We agreed to file a shelf registration statement, of which this prospectus is a part, under the Securities Act to register resales of the notes and the shares of common stock into which the notes are convertible, referred to as registrable securities, within 60 days following the closing date of the offering of the notes. We agreed to use commercially reasonable efforts to have the shelf registration statement declared effective within 180 days after the first date of original issuance of the notes, and to keep it effective until the earliest of:

•	two years after the closing date,

•	the last date on which in the opinion of counsel to us the holding period applicable to sales of all registrable securities under Rule 144(k) has expired,

•	the date as of which all registrable securities have been transferred under Rule 144 under circumstances in which any legend borne by such notes or conversion shares relating to restrictions on transferability thereof, under the Securities Act or otherwise, is removed, and

•	the date when all registrable securities shall have been registered under the Securities Act and disposed of.

     We are permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed (1) 30 consecutive days at any one time; (2) 45 days in the aggregate in any three-month period; or (3) 90 days in the aggregate during any 12-month period (a “Suspension Period”), in each case only for valid business reasons, to be determined in good faith by us in our reasonable judgment, including pending corporate developments, public filings with the SEC and similar events.

     A holder of registrable securities that intends to sell registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus and deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

     If:

•	on or prior to the 180th day after the first date of original issuance of the notes the shelf registration statement has not been declared effective by the SEC,

•	we fail with respect to a note holder that supplies the questionnaire described below to supplement the shelf registration statement in a timely manner in order to name the additional selling securityholder, or

•	after the shelf registration statement has been declared effective the shelf registration statement ceases to be effective or fails to be usable in connection with resales of notes and the common stock issuable upon the conversion of the notes (without being succeeded within 3 business days by a replacement shelf registration statement filed and declared effective) or usable (including as a result of a Suspension Period) for the offer and sale of notes for a period of time (including any Suspension Period) which exceeds: (1) 30 consecutive days at any time, (2) 45 days in the aggregate in any three-month period; or (3) 90 days in the aggregate in any 12-month period,

     (each such event referred to in the three clauses above, a “registration default”), then, in each case, we will pay, until such failure is cured, a registration default payment equal to (i) 0.5% per annum for the notes for the period up to and including the 90th day during which such registration default has occurred and is continuing, and (ii) 1.0% per annum for the notes for the period including and subsequent to the 91st day during which such registration default has occurred and is continuing.

     We agreed to give notice of our intention to file the shelf registration statement, which we refer to as a filing notice, to each of the holders of the notes in the same manner as we would give notice to holders of notes under the indenture. The filing notice seeks, among other things, a determination from each holder as to whether such holder will elect to have its notes and the common stock issuable on conversion thereof registered for sale pursuant to the shelf registration statement.

     Any holder of notes wishing to include its registrable securities is required to deliver to us a properly completed and signed selling securityholder notice and questionnaire. Depending on how quickly the shelf registration statement is declared effective, a holder who responds at the end of the period may not have its registrable securities included until after the shelf registration statement is declared effective. No holder is entitled to have the registrable securities held by it covered by the shelf registration statement unless such holder agrees in writing to be bound by all the provisions of the registration rights agreement applicable to such holder.

     Holders of notes are required to deliver the selling securityholder notice and questionnaire prior to the effectiveness of the shelf registration statement so that they can be named as selling securityholders in the prospectus. Upon receipt of any completed questionnaires after the effectiveness of the shelf registration statement, we are required, as promptly as practicable, but in any event within ten business days of receipt, to file any amendments or supplements to the shelf registration statement so that such securityholders may use the prospectus, subject to our right to suspend it during a Suspension Period under certain circumstances; provided, however, that if a supplement to the related prospectus or a post effective amendment to the shelf registration statement is required to permit the holders to deliver the prospectus to purchasers of registrable securities, we shall not be required to file more than one such supplement during any 20 day period and one such post-effective amendment in any 60 day period. Under the registration rights agreement all selling securityholders are required to deliver a prospectus to purchasers and will be bound by the provisions of the agreement.

     We agreed to pay all expenses of the shelf registration statement, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, registered resales of the registrable securities.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but is not a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

     This summary is limited to holders who purchase the notes upon their initial issuance at their initial issue price and who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the United States federal estate, gift or alternative minimum tax arising from the purchase, ownership or disposition of the notes;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that own, or are deemed to own, (a) notes with a fair market value greater than either (i) 5% of the stock of our Company or (ii) 5% of the total fair market value of all notes, or (b) stock with a fair market value greater than 5% of the stock of our Company (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes as a position in a hedging transaction, “straddle”, “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

     In addition, if a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes and common stock.

     YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

CLASSIFICATION OF THE NOTES

     Under the indenture governing the notes, we and each holder of the notes agree, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”) in the manner described below. The remainder of this discussion assumes that the notes will be so treated and does not address any possible differing treatment of the notes. The IRS has issued a revenue ruling with respect to instruments similar to the notes, and this ruling supports certain aspects of the treatment described below. However, the application of the Contingent Debt Regulations to instruments such as the notes remains uncertain in several other respects, and no rulings have been sought from the IRS or a court with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue original issue discount at a lower rate, might not recognize income, gain or loss upon conversion of the notes to common stock, and might recognize capital gain or loss upon a taxable disposition of the notes. Holders are urged to consult their tax advisors concerning the tax treatment of holding the notes.

CONSEQUENCES TO U.S. HOLDERS

     The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes or the common stock. Certain consequences to “non-U.S. holders” of the notes or common stock are described under “—Consequences to Non-U.S. Holders” below. The term “U.S. holder” means a holder of a note or common stock who or that is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes, or a partnership or other entity taxable as a partnership for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. Certain trusts in existence on August 20, 1996, and treated as a United States person prior to such date, may also be treated as U.S. holders.

Accrual of Interest

     Under the Contingent Debt Regulations, actual cash payments on the notes, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of the Contingent Debt Regulations will be to:

•	require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the notes;

•	require you to accrue and include in taxable income each year original issue discount at the comparable yield (as described below) which may be substantially in excess of stated interest payments actually received by you; and

•	generally result in ordinary income rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, repurchase or redemption of the notes.

     You will be required to accrue an amount of ordinary interest income as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes, that equals:

•	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the notes.

     The issue price of a note will be the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note will be its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the projected amounts of any payments previously made with respect to the notes.

     Under the Contingent Debt Regulations, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the notes. We have determined the comparable yield of the notes based on the rate, as of the initial issue date, at which we would issue a fixed rate nonconvertible debt instrument with no contingent payments but with terms and conditions similar to the notes. Accordingly, we have determined that the comparable yield is an annual rate of 10.74%, compounded quarter-annually.

     We are required to furnish to you the comparable yield and, solely for United States federal income tax purposes, a projected payment schedule that includes the actual interest payments, if any, on the notes and estimates of the amount and timing of contingent interest payments and payment upon maturity on the notes taking into account the fair market value of the common stock that might be paid upon a conversion of the notes. You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth under the heading “Incorporation by Reference” in this prospectus. By purchasing the notes, you agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining your original issue discount accruals, and the adjustments thereto described below, in respect of the notes.

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your original issue discount and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

Adjustments to Interest Accruals on the Notes

     If the actual contingent payments made on the notes differ from the projected contingent payments, adjustments will be made for the difference. If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional original issue discount in such taxable year. For these purposes, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon a conversion. If you receive in a taxable year actual payments that in the aggregate are less than the amount of projected payments for the taxable year, you will incur a negative adjustment equal to the amount of such deficit. A negative adjustment will be treated as follows:

•	first, a negative adjustment will reduce the amount of original issue discount required to be accrued in the current year;

•	second, any negative adjustments that exceed the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the notes, reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

•	third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year.

Sale, Exchange, Conversion or Redemption of the Notes

     Upon the sale, exchange, repurchase or redemption of a note, as well as upon a conversion of a note, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the note. As a U.S. holder of a note, you agree that under the Contingent Debt Regulations, the amount realized will include the fair market value of our common stock that you receive on the conversion as a contingent payment. Any such gain on a note generally will be treated as interest income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the note. Any loss in excess of that amount will be treated as capital loss, which will be long-term if the notes were held for more than one year. The deductibility of capital losses is subject to limitations.

     Special rules apply in determining the tax basis of a note. Your adjusted tax basis in a note is generally equal to your original purchase price for the note, increased by original issue discount (before taking into account any adjustments) you previously accrued on the notes, and reduced by the amount of any noncontingent payment and the projected amount of any contingent payments previously scheduled to be made on the notes.

     Your tax basis in the common stock received upon conversion of a note will equal the then current fair market value of such common stock. Your holding period for our common stock will commence on the day after conversion.

Constructive Dividends

     U.S. holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Dividends

     If you convert your note into our common stock, distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Under legislation enacted in 2003, with respect to U.S. holders that are non-corporate taxpayers, for taxable years beginning after December 31, 2002 and before January 1, 2009, such dividend will generally be subjected to tax at the lower applicable capital gains rate, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.

Sale, Exchange or Redemption of Common Stock

     If you convert your notes into our common stock, then upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gain recognized by certain noncorporate holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Sale, Exchange, Conversion or Redemption of the Notes”. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

     We are required to furnish to the record U.S. holders of the notes and common stock, other than corporations and other exempt U.S. holders, and to the IRS, information with respect to interest paid on the notes and dividends paid on the common stock.

     You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

     Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes or common stock. For purposes of this discussion, a “non-U.S. holder” means a holder of notes or common stock that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” and “passive foreign investment companies”, and such entities are urged to consult their tax advisors to determine the tax consequences that may be relevant to them.

In general, subject to the discussion below concerning backup withholding:

Payments of Interest

     Although the applicable rules are not entirely clear, we intend to take the position that the payment of contingent interest will not be exempt from the 30% United States federal withholding tax, and, therefore, we intend to withhold on such payments of contingent interest (including receipt of a portion of proceeds upon the sale, disposition or redemption attributable to such contingent interest) at a rate of 30%, subject to reduction by an applicable treaty or because the payments are effectively connected with the conduct of a United States trade or business, as explained below. You should consult your own tax advisors as to whether you can obtain a refund of such withholding tax, either on the grounds that some portion of the contingent interest represents a payment of principal or on some other grounds. You will not be subject to the 30% United States federal withholding tax with respect to (i) any payment to you on the notes of noncontingent interest and (ii) the amount of any cash and the fair market value of shares delivered to you by us upon the conversion, redemption or retirement of a note, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”:

•	you are not a bank whose receipt of interest (including original issue discount) on a note is described in Section 881(c)(3)(A) of the Code;

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person, as defined under the Code (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations; and

•	our common stock continues to be actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code and we are not a “United States real property holding corporation.”

     Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors are urged to consult their tax advisors regarding the certification requirements for non-U.S. holders.

     If you cannot satisfy the requirements described above, and in any event as to payments of contingent interest, you will nevertheless be exempt from the 30% United States federal withholding tax with respect to payments of interest on the notes if you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person, as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your effectively connected earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest (including original issue discount) will be included in your earnings and profits.

Sale, Exchange or Redemption of Notes or Common Stock

     Any gain realized by you on the sale, exchange or other taxable disposition of a note will generally be treated as interest income under the rules described above under “—Consequences to U.S. Holders”, and would generally be taxable as described above under “—Payments of Interest”.

     Any gain realized by you on the sale, exchange or other taxable disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain conditions are met;

•	you are subject to Code provisions applicable to certain United States expatriates; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

     If your gain is described in the first bullet point above, you generally will be subject to United States federal income tax on the net gain derived from the sale, and if you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty). If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

     We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Dividends

     In general, dividends, if any, received by you with respect to our common stock (and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, see “—Consequences to U.S. Holders—Constructive Dividends” above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

     In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Backup Withholding and Information Reporting

     If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as described under the Code, and you have given us the statement described above under “—Consequences to Non-U.S. Holders—Payments of Interest”. In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

     You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

DESCRIPTION OF CAPITAL STOCK

     This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Amended and Restated Certificate of Incorporation, as amended, and all applicable provisions of the Delaware General Corporation Law.

General

     Our Amended and Restated Certificate of Incorporation, as amended, authorizes us to issue 100,000,000 shares of common stock, par value $.10 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. As of May 19, 2005, there were 41,912,553 shares of our common stock, and no shares of our preferred stock, issued and outstanding.

Common Stock

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to the prior rights of any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends as the Board of Directors may declare out of funds legally available for payment of dividends. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The holders of our common stock have no right to convert their common stock into any other securities. The common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. The rights of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that we may designate in the future.

Preferred Stock

     The Board of Directors may authorize the issuance of up to 10,000,000 shares of preferred stock from time to time in one or more series and for such consideration as the Board of Directors may determine and subject to certain restrictions, with such designations, preferences and rights, and such qualifications, limitations and restrictions, as the Board of Directors may determine with respect thereto by duly adopted resolution or resolutions. The issuance of preferred stock may delay, defer or prevent our change in control without further action by the stockholders and may adversely affect the voting and other rights of holders of our common stock. As of the date hereof, no shares of preferred stock are issued and outstanding.

Options and Other Dilutive Securities

     At December 31, 2004, we had outstanding options granted to employees to purchase approximately 8,849,964 shares of our common stock, at prices ranging from $7.28 to $37.60 per share, of which options for 8,473,807 shares were exercisable at December 31, 2004. We also have outstanding two series of convertible notes maturing in July 2008 and November 2011, which are currently convertible into 9,733,402 shares of our common stock.

Antitakeover Effects of Provisions of Delaware Law

     We are a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 generally provides that a stockholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to Section 203 may not engage in a “business combination,” as defined in Section 203, with the corporation for a period of three years from the date on which that stockholder became an “interested stockholder,” as defined in Section 203, unless:

•	prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the stockholder became an interested stockholder, or

•	the business combination is approved by the board of directors of the corporation and authorized by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     A “business combination” includes a merger, asset sale and certain other transactions with an interested stockholder. In general, an “interested stockholder” is a person or entity who, together with affiliates thereof, owns, or within three years prior to the determination of the interested stockholder status, did own, 15% or more of the voting stock of the corporation. Section 203 could prohibit or delay a merger or other takeover or change of control transaction with respect to our company and, accordingly, may discourage actions that could result in a premium over the market price for the shares held by our stockholders.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, New York, New York.

SELLING SECURITYHOLDERS

     The notes were originally issued by us, in transactions exempt from the registration requirements of the Securities Act, to entities believed by us to be qualified institutional buyers. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all the notes and common stock into which the notes are convertible pursuant to this prospectus.

     The selling securityholders have represented to us that they purchased the notes and the common stock issuable upon conversion of the notes for their own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or pursuant to exemptions therefrom. We agreed with the initial purchaser of the notes to file this registration statement to register the resale of the notes and the common stock. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which the notes and the common stock issuable upon their conversion no longer qualify as “registrable securities” under our registration rights agreement, subject to our ability to suspend the registration statement under certain circumstances for valid business reasons.

     The following table sets forth, as of May 19, 2005, information regarding the beneficial ownership of the notes and our common stock by the selling securityholders. The information is based on information provided by or on behalf of the selling securityholders. Information about the selling securityholders may change over time. Any material changed information will be set forth in prospectus supplements.

     The selling securityholders may offer from time to time all, some or none of the notes or common stock into which the notes are convertible. See “Plan of Distribution”. Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information about their notes in transactions exempt from the registration requirements of the Securities Act. Except as otherwise may be described in the footnotes below, none of the selling securityholders has had any material relationship with us or our affiliates within the past three years.

				Number of
			Number of	Shares	Number of
			Shares of	of Common	Shares of
			Common	Stock	Common
	Principal Amount		Stock	that May Be Sold	Stock	Percentage of
	of Notes		Beneficially	Pursuant	Beneficially	Common
	Beneficially	Percentage	Owned	To This	Owned	Stock
	Owned	of Notes	Before This	Prospectus	After this	Outstanding
Name	that May Be Sold	Outstanding	Offering	(1)	Offering	(2)

Barnet Partners Ltd. (3)	$2,000,000	6.7%	0	103,093	0	*

Canyon Balanced Equity Master Fund, Ltd. (4)	$450,000	1.5%	46,462	23,196	46,462	*

Canyon Capital Arbitrage Master Fund, Ltd. (4)	$1,440,000	4.8%	51,547	74,227	51,547	*

Canyon Value Realization Fund, L.P. (4)	$1,620,000	5.4%	121,548	83,506	121,548	*

The Canyon Value Realization Fund (Cayman), Ltd. (4)	$4,275,000	14.3%	447,206	220,361	447,206	1.1%

Canyon Value Realization MAC 18, Ltd (4)	$450,000	1.5%	45,629	23,196	45,629	*

Guardian Life Insurance Co. (5)	$3,000,000	10.0%	0	154,640	0	*

Institutional Benchmarks Master Fund (4)	$315,000	1.1%	11,238	16,238	11,238	*

Lakeshore International, Ltd. (6)	$2,750,000	9.2%	0	141,753	0	*

Merced Partners Limited Partnership (7)	$1,375,000	4.6%	0	70,877	0	*

National Bank of Canada c/o Putnam Lovell NBF Securities	$1,000,000	3.3%	0	51,547	0	*

Newport Alternate Income Fund	$130,000	*	0	6,702	0	*

				Number of
			Number of	Shares	Number of
			Shares of	of Common	Shares of
			Common	Stock	Common
	Principal Amount		Stock	that May Be Sold	Stock	Percentage of
	of Notes		Beneficially	Pursuant	Beneficially	Common
	Beneficially	Percentage	Owned	To This	Owned	Stock
	Owned	of Notes	Before This	Prospectus	After this	Outstanding
Name	that May Be Sold	Outstanding	Offering	(1)	Offering	(2)

Peeble Limited Partnership	$70,000	*	0	3,609	0	*

Peoples Benefit Life Insurance Company Teamsters (3)	$1,500,000	5%	0	77,320	0	*

Silvercreek II Limited	$400,000	1.3%	0	20,619	0	*

Silvercreek Limited Partnership	$400,000	1.3%	0	20,619	0	*

SPhinX Special Situations Fund SPC (4)	$90,000	*	10,895	4,640	10,895	*

Tamarack International, Ltd. (3)	$1,375,000	4.6%	0	70,877	0	*

Tenor Opportunity Master Fund Ltd.	$1,000,000	3.3%	0	51,547	0	*

Topanga XI, Inc.	$360,000	1.2%	12,887	18,557	12,887	*

Whitebox Convertible Arbitrage Partners, L.P.	$3,000,000	10.0%	0	154,640	0	*

Whitebox Diversified Convertible Arbitrage Partners, L.P.	$1,000,000	3.3%	0	51,547	0	*

Any other holder of notes or future transferee from any holder (8)	$2,000,000	6.7%	0	103,093	0	*

*	Less than 1%.

(1)	Assumes conversion of all of the securityholders’ notes at a conversion price of $19.40 per share of common stock.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using shares of common stock outstanding as of May 19, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular securityholder’s notes. We did not assume, however, the conversion of any other securityholder’s notes.

(3)	John Wagner acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(4)	Canyon Capital Advisors LLC acts as the investment advisor for the selling securityholder and has the power to direct investments by the selling securityholder. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, R. Christian, B. Evensen and K. Robert Turner. The selling securityholder has informed us that (i) it is an affiliate of Canyon Partners Incorporated, a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Also beneficially owned the following principal amounts of our 6.25% Convertible Subordinated Notes due 2008 (“6.25% Notes”) and our 5% Variable Interest Senior Convertible Notes due 2011 issued in November 2004 (“5% Notes”): Canyon Balanced Equity Master Fund, Ltd. — $730,000 of 6.25% Notes and $312,000 of 5% Notes, convertible into 46,462 shares of our common stock; Canyon Capital Arbitrage Master Fund, Ltd. — $1,000,000 of 5% Notes, convertible into 51,547 shares of our common stock; Canyon Value Realization Fund, L.P. — $1,915,000 of 6.25% Notes and $812,000 of 5% Notes, convertible into 121,548 shares of our common stock; The Canyon Value Realization Fund (Cayman), Ltd. — $7,070,000 of 6.25% Notes and $2,968,000 of 5% Notes, convertible into 447,206 shares of our common stock; Canyon Value Realization MAC 18, Ltd. — $710,000 of 6.25% Notes and $312,000 of 5% Notes, convertible into 45,629 shares of our common stock; Institutional Benchmarks Master Fund, Ltd. — $218,000 of 5% Notes, convertible into 11,238 shares of our common stock; SPhinX Special Situations Fund SPC — $185,000 of 6.25% Notes and $62,000 of 5% Notes, convertible into 10,895 shares of our common stock; and Topanga XI, Inc. — $250,000 of 5% Notes, convertible into 12,887 shares of our common stock.

(5)	The selling securityholder has informed us that (i) it is an affiliate of Park Avenue Securities and Guardian Investor Services LLC, a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder has no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(6)	Hunter Capital Management, L.P. (“Hunter Capital”) acts as the investment manager for the selling securityholder. EBF & Associates, L.P. (“EBF”) is the general partner of Hunter Capital, and Global Capital Management, Inc. (“Global Capital”) is the general partner of EBF. John D. Brandenborg and Michael J. Frey are the sole shareholders of Global Capital. As such, each of Hunter Capital, EBF, Global Capital, Mr. Brandenborg and Mr. Frey has dispositive power and voting control over these securities, but each disclaims beneficial ownership of these securities.

(7)	Global Capital is the general partner of the selling securityholder. John D. Brandenborg and Michael J. Frey are the sole shareholders of Global Capital. As such, each of Global Capital, Mr. Brandenborg and Mr. Frey has dispositive power and voting control over these securities, but each disclaims beneficial ownership of these securities.

(8)	Information about other selling securityholders will be set forth in prospectus supplements, if required. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes or the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

     The selling securityholders and any such broker-dealers or agents that participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities, including, but not limited to, those set forth in Sections 11, 12 and 17 of the Securities Act and Rule l0b-5 under the Exchange Act.

     If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

     The notes and underlying common stock may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale,

•	varying prices determined at the time of sale, or

•	negotiated prices.

     These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock,

•	in the over-the-counter market,

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options, whether the options are listed on an option exchange or otherwise,

•	through the settlement of short sales, or

•	through other types of transactions.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

     The selling securityholders may pledge or grant a security interest in some or all of the convertible notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell any of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, there may be circumstances where a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

     Our common stock trades on the New York Stock Exchange under the symbol “VGR”. We cannot assure you as to the development of liquidity or any trading market for the notes. See “Risk Factors – There is no prior public trading market for the notes, so if an active trading market does not develop for the notes you may not be able to resell them.”

     With respect to a particular offering of notes or common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered or sold,

•	the names of the selling securityholders,

•	the respective purchase prices and public offering prices and other material terms of the offering,

•	the names of any participating agents, broker-dealers or underwriters, and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

     There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A, as the case may be, rather than pursuant to this prospectus.

     The securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we have agreed to indemnify the selling securityholders and the selling securityholders have agreed to indemnify us against certain liabilities, including certain liabilities under the Securities Act, or we will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     The validity of the issuance of the notes and the shares of common stock issuable upon conversion of the notes has been passed upon by McDermott Will & Emery LLP, Los Angeles, California.

EXPERTS

     The consolidated financial statements of Vector Group Ltd. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2004 incorporated in this Prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Douglas Elliman LLC incorporated in this Prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Koa Investors, LLC incorporated in this Prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2004 have been so incorporated in reliance on the report of Weiser LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The aggregate estimated (other than the registration fee) expenses to be paid by us in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$3,531
Trustee’s fees and expenses	16,000
Accounting fees and expenses	10,000
Legal fees and expenses	30,000
Miscellaneous	10,469

Total	$70,000

Item 15. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to officers and directors in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VI of our By-Laws provides for indemnification of our directors and officers to the maximum extent permitted by law.

     Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of his fiduciary duty as a director, except in the case where the director (i) breaches his duly of loyalty, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the payment of a dividend or approves a stock repurchase in violation of the Delaware General Corporation Law or (iv) obtains an improper personal benefit. Article Eighth of our Amended and Restated Certificate of Incorporation includes a provision which eliminates directors’ personal liability to the full extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended.

Item 16. Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Exhibit Title

3.1	Amended and Restated Certificate of Incorporation of Vector (incorporated by reference to Exhibit 3.1 in Vector’s Form 10-Q for the quarter ended September 30, 1999).

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Vector (incorporated by reference to Exhibit 3.1 in Vector’s Form 8-K dated May 24, 2000).

3.3	By-Laws of Vector (incorporated by reference to Exhibit 3.3 in Vector’s Form 10-K for the year ended December 31, 2003).

5	Opinion of McDermott Will & Emery LLP.

10.1	Indenture, dated as of April 13, 2005, between Vector and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 in Vector’s Form 8-K dated April 14, 2005).

10.2	Registration Rights Agreement, dated as of April 13, 2005, between Vector and Jefferies & Company, Inc. (incorporated by reference to Exhibit 4.2 in Vector’s Form 8-K dated April 14, 2005).

12	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered certified public accounting firm.

Exhibit
Number	Exhibit Title

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.3	Consent of Weiser LLP, independent registered public accounting firm.

23.4	Consent of McDermott Will & Emery LLP (included in Exhibit 5).

24	Power of Attorney (included on signature page).

25	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

Item 17. Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a Fundamental Change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                              The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida on May 19, 2005.

VECTOR GROUP LTD.

By:	/s/ Joselynn D. Van Siclen

Joselynn D. Van Siclen
Vice President, Chief Financial
Officer and Treasurer

     The registrant and each person whose signature appears below hereby authorizes Richard J. Lampen, Joselynn D. Van Siclen and Marc N. Bell (the “Agents”), with full power of substitution and resubstitution, to file one or more amendments (including post-effective amendments) to the Registration Statement which amendments may make such changes in the Registration Statement as such Agent deems appropriate, and the registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the registrant and each such person, individually and in each capacity stated below, any such amendments to the Registration Statement.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 19, 2005.

/s/ Bennett S. LeBow

Bennett S. LeBow	Chairman of the Board of Directors and Chief Executive Officer)

/s/ Joselynn D. Van Siclen

Joselynn D. Van Siclen	Vice President, Chief Financial
Officer and Treasurer (Principal
Financial Officer and Principal
Accounting Officer)

/s/ Henry C. Beinstein

Henry C. Beinstein	Director

/s/ Ronald J. Bernstein

Ronald J. Bernstein	Director

/s/ Robert J. Eide

Robert J. Eide	Director

/s/ Howard M. Lorber

Howard M. Lorber	Director

/s/ Jeffrey S. Podell

Jeffrey S. Podell	Director

/s/ Jean E. Sharpe

Jean E. Sharpe	Director

II-4